UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

MAGNA INTERNATIONAL INC.

(Name of issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of class of securities)

559222 401

(CUSIP number)

Frank Stronach, Stronach Trust, 445327 Ontario Limited,

446 Holdings Inc. and 447 Holdings Inc.

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attn.: John Campbell

(416) 595-8695

With a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

(Name, address and telephone number of person authorized to receive notices and communications)

August 31, 2010

(Date of event which requires filing of this amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) FRANK STRONACH None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Austria
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,000,000
	8.	Shared voting power 0
	9.	Sole dispositive power 9,000,000
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 9,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 7.43%
14.	Type of reporting person (see instructions) IN

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) STRONACH TRUST None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,000,000
	8.	Shared voting power 0
	9.	Sole dispositive power 9,000,000
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 9,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 7.43%
14.	Type of reporting person (see instructions) OO

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) 445327 ONTARIO LIMITED None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,000,000
	8.	Shared voting power 0
	9.	Sole dispositive power 9,000,000
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 9,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 7.43%
14.	Type of reporting person (see instructions) CO

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) 446 HOLDINGS INC. None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,000,000
	8.	Shared voting power 0
	9.	Sole dispositive power 9,000,000
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 9,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 7.43%
14.	Type of reporting person (see instructions) IN

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) 447 HOLDINGS INC. None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

This Amendment No. 3 (this “Amendment”) is being filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445”), 446 Holdings Inc. (“446”), and 447 Holdings Inc. (“447”; 447, together with Mr. Stronach, the Stronach Trust, 445 and 446, the “Reporting Persons”) and amends the Statement on Schedule 13D filed on October 1, 2007, as previously amended, by the Reporting Persons (the “Statement”).

This Amendment is being filed to report the closing of the transactions contemplated by the Transaction Agreement dated May 6, 2010 (the “Transaction Agreement”) among the Stronach Trust, 446 and the Company providing for, among other things, the proposed elimination of the dual class share capital structure of the Company.

Item 2. Identity and Background

This Statement is being filed by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The Company acquired from the Reporting Persons all 726,829 Class B Shares of the Company in exchange for US$300 million in cash and 9 million newly issued Class A Subordinate Voting Shares (which have been renamed “Common Shares”). See Item 6 for details.

Item 4. Purpose of the Transactions.

The purpose of the arrangements described in Item 6 below is to eliminate the dual class share capital structure of the Company. Prior to the closing of the transactions contemplated by the Transaction Agreement, the Stronach Trust beneficially owned all of the outstanding Class B Shares of the Company, which, in combination with other holdings of the Stronach Trust and its affiliates, represented approximately 66.1% of the total voting power of the Company’s outstanding capital stock. As a result of closing of the transactions contemplated by the Transaction Agreement, the Common Shares held by the Stronach Trust and its affiliates represent approximately 7.43% of the total voting power of the Company’s outstanding capital stock.

Other than as described elsewhere in this Statement, none of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of Common Shares outstanding as of August 31, 2010 was 121,110,487 based upon the information provided by Computershare Trust Company of Canada, the Company’s transfer agent. As of the date hereof, 446 holds 9,000,000 Common Shares of the Company, which shares may also be deemed to be beneficially owned by Mr. Stronach, the Stronach Trust and 445.

(b) The information contained in the cover pages is incorporated herein by reference.

(c) Other than as described in this Amendment, there have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A to the Statement, in the period beginning sixty days prior to the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the common shares of the Company reflected on the cover pages to this Amendment.

(e) On August 30, 2010, 447 transferred its Class B Shares of the Company to 446 in the course of the winding-up of 447 and 447 then ceased to be the beneficial owner of five percent of any shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

General

The transactions contemplated by the Transaction Agreement have been effected by way of a court approved plan of arrangement (the “Plan of Arrangement”) under the laws of Ontario, Canada. In addition to court approval, the transactions satisfied the following shareholder approval requirements:

•	at least two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B shares, voting together as a single class;

•

at least a simple majority of the votes cast by “minority” holders of Class A Subordinate Voting Shares (such “minority” holders being the holders of Class A Subordinate Voting Shares, excluding the Reporting Persons or their affiliates but including participants in the Company’s deferred profit sharing plans whose shares will be voted in accordance with their instructions); and

•	at least two-thirds of the votes cast by the holders of Class B Shares, voting separately as a single class in each case, based on the votes cast by shareholders present in person or represented by proxy at the special meeting of shareholders to be held to consider the resolution approving the transaction.

Class B Share Cancellation

The Company has directly and indirectly acquired for cancellation all 726,829 Class B Shares and the Stronach Trust has indirectly received 9 million newly issued Class A Subordinate Voting Shares (which have been renamed “Common Shares”) and US$300 million in cash.

After the completion of the transaction, the Company had 121,110,487 Common Shares outstanding, each of which carries one vote per share. The shares held indirectly by the Stronach Trust represent an equal equity ownership and voting interest of 7.43%.

Coincident with the completion of the transactions contemplated by the Transaction Agreement, the Company’s Amended and Restated Articles of Incorporation have been amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

Vehicle Electrification Partnership

In connection with the Plan of Arrangement, a subsidiary of the Company and a subsidiary of the Stronach Trust have entered into a limited partnership (the “Partnership”) to carry on an electric and hybrid-electric vehicle business.

The business of the Partnership involves the design, engineering, development and integration of electric and hybrid-electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for electric and hybrid-electric vehicles and all ancillary activities in connection with electric vehicle technologies. The Company has invested $220 million in the Partnership in assets and cash for a 73.33% interest. The Stronach Trust has contributed $80 million in cash in the partnership for a 26.67% interest in the Partnership. The Stronach Trust has effective control of the Partnership through the right to appoint three of five members of the Partnership’s management committee, with the Company having the right to appoint the remaining two members.

Although the Partnership is free to pursue any type of business activity connected with electric and hybrid-electric vehicles, the Company has an unrestricted right to engage in competitive activities outside of the Partnership, and neither party is obligated to contribute any further funding or financial assistance beyond its initial contribution.

Amended Consulting Agreements

The consulting, business development and business services agreements (the “Amended Agreements”) between the Company and certain of its subsidiaries and Frank Stronach and certain of his affiliated entities have been amended to extend the expiry date to December 31, 2014, after which time each agreement terminates. The fees payable under the Amended Agreements continue to be determined with reference to a percentage of the Company’s pre-tax profits before profit sharing, however, the aggregate percentage will be reduced by 0.25% each year from 3% for 2010 to 2% for 2014. The methodology by which these fees are calculated is similar to the methodology used to determine bonuses paid to certain members of senior management of the Company, and the Amended Consulting Agreements reflect a phasing out of the payment of such fees over the term of the Amended Agreements. The services provided under the Amended Agreements will be the same or substantially similar to the services provided under these agreements in the past and such other services as the parties may agree. Subject to their terms and conditions, the Amended Agreements will automatically terminate if Frank Stronach dies or becomes permanently disabled before December 31, 2014. The Company or the subsidiary of the Company that is the party to each agreement may terminate the relevant Amended Agreement in the event of a change of control of the Company upon payment of a lump sum calculated by reference to an estimate of the Company’s pre-tax profits before profit sharing for the remaining term of the agreements in accordance with the terms and conditions of the Amended Agreements.

Tax Indemnification

In connection with the Plan of Arrangement, the Stronach Trust and certain of its subsidiaries have agreed to indemnify the Company and certain of its subsidiaries in respect of (i) liabilities incurred before the effective time of the Plan of Arrangement of one of the corporations involved in the Plan of Arrangement and (ii) certain liabilities for taxes if incurred by the Company and certain of its subsidiaries as a result of the completion of the Plan of Arrangement.

The foregoing is a summary of various transactions completed pursuant to the Transaction Agreement. Such summary is qualified in its entirety by reference to the Transaction Agreement, the Plan of Arrangement and the Partnership agreement which are attached as exhibits to this Amendment.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, among the Reporting Persons, dated September 1, 2010.

Exhibit B	Transaction Agreement

Exhibit C	Plan of Arrangement

Exhibit D	Partnership Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement with respect to such undersigned is true, complete and correct.

Dated: September 1, 2010

FRANK STRONACH

/s/ FRANK STRONACH

THE STRONACH TRUST

by
/s/ Frank Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

by
/s/ Belinda Stronach
Authorized Signing Officer

446 HOLDINGS INC.

by
/s/ Belinda Stronach
Authorized Signing Officer

447 HOLDINGS INC.

by
/s/ Belinda Stronach
Authorized Signing Officer

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Subordinate Voting shares of Magna International Inc., a corporation existing under laws of the Province of Ontario, Canada, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: September 1, 2010

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

by	/s/ Frank Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

by	/s/ Belinda Stronach
Authorized Signing Officer

446 HOLDINGS INC.

by	/s/ Belinda Stronach
Authorized Signing Officer

447 HOLDINGS INC.

by	/s/ Belinda Stronach
Authorized Signing Officer

EXHIBIT B

EXECUTION COPY

TRANSACTION AGREEMENT

May 6, 2010

-i-

(continued)

		Page
ARTICLE 6
TERMINATION		17
6.1	Termination	17
6.2	Remedies	18
6.3	Expenses	18

ARTICLE 7
MISCELLANEOUS		18
7.1	Notices	18
7.2	Further Assurances	20
7.3	Counterparts	20

SCHEDULE “A” PLAN OF ARRANGEMENT TERMS

SCHEDULE “B” AMENDMENTS TO CONSULTING AGREEMENTS

SCHEDULE “C” E-CAR LIMITED PARTNERSHIP AGREEMENT TERMS

-ii-

TRANSACTION AGREEMENT

THIS AGREEMENT made the 6th day of May, 2010.

B E T W E E N:

MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Magna”),

- and -

446 HOLDINGS INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Holdco”)

- and -

THE STRONACH TRUST, a trust existing under the laws of the Province of Ontario

(hereinafter referred to as the “Trust”).

RECITALS:

A.	The Magna Board has considered a proposal pursuant to which Magna would, among other things, directly or indirectly acquire all of the Purchased Shares on the terms and subject to the conditions set out in this Agreement.

B.	After receiving the report of the Special Committee, the Magna Board, without making any recommendation to the Magna Shareholders as to how they should vote on the Arrangement Resolution, has authorized Magna to enter into this Agreement and to submit the Arrangement Resolution to the Magna Shareholders for their consideration at the Magna Meeting.

THEREFORE, in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement:

“447” means 447 Holdings Inc., a corporation existing under the laws of the Province of Ontario;

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement” means this agreement, including all schedules hereto, and all amendments or restatements as permitted hereunder;

“Amalco” has the meaning ascribed thereto in Section 4.3(a);

“Amended Consulting Agreements” means the Consulting Agreements, as amended as set out in Schedule “B”;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time and which have the force of law in any jurisdiction in which Magna conducts business;

“Arrangement” has the meaning set out in Section 2.1;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Magna Meeting;

“Articles of Arrangement” means the articles of arrangement of Magna in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Class A Share” means a Class A Subordinate Voting Share in the capital of Magna;

“Class B Share” means a Class B Share in the capital of Magna;

“Consulting Agreements” means, collectively, the Magna International Europe Consulting Agreement, the New Magna Investments Consulting Agreement, the Magna Investments Business Development Agreement and the Magna Business Services Agreement;

“Court” means the Superior Court of Justice (Ontario);

“Court Orders” means, collectively, the Interim Order and the Final Order;

“Director” means the Director appointed under section 278 of the OBCA;

“E-Car Limited Partnership Agreement” means the limited partnership agreement between Magna LP, as limited partner, and Stronach GP and Magna GP, as general partners, reflecting the terms set out in Schedule “C”;

“E-Car Partnership” means the limited partnership to be formed pursuant to the E-Car Limited Partnership Agreement;

“E-Car Purchase Agreement” means the agreement between certain members of the Magna Group and the E-Car Partnership pursuant to which all the assets of Magna’s E-Car Group and certain related assets of the Magna Group are to be transferred to the E-Car Partnership, reflecting the terms set out in Schedule “C”;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interested Class A Shareholders” means (i) Holdco, (ii) the Trust, (iii) any trustee or beneficiary of the Trust, (iv) Frank Stronach; (v) any Affiliates of any of the foregoing; and (vi) any other holder of Class A Shares whose votes would be excluded if the Arrangement Resolution was subject to “minority approval” as defined in MI 61-101; provided that, for greater certainty, Interested Class A Shareholders shall not include any of Magna’s deferred profit sharing plans as the Class A Shares held by such plans will be voted in accordance with the instructions of the plan participants;

“Interim Order” means the interim order of the Court as contemplated by Section 2.4, providing for, among other things, the calling and holding of the Magna Meeting, as the same may be amended by the Court;

“ITA” means the Income Tax Act (Canada);

“Magna Board” means the board of directors of Magna;

“Magna Business Services Agreement” means the business services agreement dated January 1, 2004 between Magna and Stronach Consulting Corp., as amended to the date hereof;

“Magna Circular” means the management information circular/proxy statement to be delivered to holders of Class A Shares and Class B Shares in connection with the Magna Meeting, including all schedules and exhibits thereto and any amendments or supplements made thereto;

“Magna GP” means a direct or indirect wholly-owned subsidiary of Magna that will enter into the E-Car Limited Partnership Agreement as a general partner;

“Magna Group” means Magna and its Subsidiaries, taken as a whole;

“Magna International Europe Consulting Agreement” means the consulting agreement dated August 1, 1997 between Frank Stronach and Magna International Europe AG (as successor to Magna Holding AG)., as amended to the date hereof;

“Magna Investments Business Development Agreement” means the business development agreement dated August 1, 1997 between Stronach & Co. (formerly Frank Stronach & Co.) and Magna International Investments S.A. (as successor to Magna Investments N.V.), as amended to the date hereof;

“Magna LP” means a direct or indirect wholly-owned subsidiary of Magna that will enter into the E-Car Limited Partnership Agreement as limited partner;

“Magna Meeting” means the special meeting of the Magna Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the terms of this Agreement and the Interim Order, to consider the Arrangement Resolution;

“Magna Shareholders” means, collectively, the holders of Class A Shares and the holders of Class B Shares;

“Material Adverse Change” means any change, effect, event, development, occurrence or state of facts that: (i) has materially adversely affected or would reasonably be expected to materially adversely affect the business, financial condition or prospects of the Magna Group; or (ii) has materially impaired or would reasonably be expected to materially impair the ability of Magna to conduct its business in the ordinary course;

“material fact” has the meaning ascribed thereto under the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“New Magna Investments Consulting Agreement” means the consulting agreement dated August 1, 1994 between Stronach & Co. (formerly Frank Stronach & Co.) and New Magna Investments N.V. (as successor to Magna Investments N.V.), as amended to the date hereof;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“Outside Date” means August 31, 2010 or such other date as may be mutually agreed from time to time by the Parties;

“Party” means a signatory to this Agreement;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the definitive plan of arrangement reflecting the terms set out in Schedule “A”, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Purchased Shares” means the 726,829 Class B Shares owned by 447 at the date of this Agreement, being all the outstanding Class B Shares;

“Special Committee” means the special committee of independent directors of the Magna Board constituted to consider, and make recommendations to the Magna Board regarding, the transactions contemplated by this Agreement;

“Stronach GP” means a direct or indirect wholly-owned subsidiary of Holdco that will enter into the E-Car Limited Partnership Agreement as a general partner;

“Stronach Parties” means Holdco, the Trust, Frank Stronach, Stronach & Co., Stronach Consulting Corp., Subco and Stronach GP;

“Subco” has the meaning ascribed thereto in Schedule “A”;

“Subsidiaries” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Taxes” means any and all taxes of any kind whatsoever, and all interest and penalties thereon; and

“TSX” means the Toronto Stock Exchange.

1.2	Currency.

Unless otherwise indicated, all references to money amounts are expressed in lawful currency of the United States of America.

1.3	Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4	Interpretation.

In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word “include” or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase “without limitation”.

1.5	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

1.6	Time of Essence.

Time shall be of the essence of this Agreement.

1.7	Applicable Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

1.9	Amendment and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.10	No Strict Construction.

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.11	Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.12	Business Day.

Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.13	The Trust.

In this Agreement, where the context so permits, references to “the Trust” shall mean the trustees of the Trust, from time to time, acting in their capacities as trustees, and not in their personal capacities.

1.14	Schedules.

The following Schedules are attached to and form part of this Agreement:

Schedule	Description

Schedule “A”	Plan of Arrangement Terms

Schedule “B”	Amendments to Consulting Agreements

Schedule “C”	E-Car Limited Partnership Agreement Terms

ARTICLE 2

THE TRANSACTIONS

2.1	The Arrangement.

Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Article 5, Magna, Holdco and the Trust agree to proceed with the proposed arrangement (the “Arrangement”) under the provisions of Section 182 of the OBCA on the terms and subject to the conditions to be set out in the Plan of Arrangement.

2.2	Implementation Steps.

(a)	As soon as reasonably practicable, and in any event within 30 days following the date of execution of this Agreement, the Parties agree to finalize the terms of:

(i)	the Plan of Arrangement, it being understood that the Plan of Arrangement shall include the terms set out in Schedule “A”, except that Magna agrees to include such other terms in the Plan of Arrangement as Holdco may reasonably request provided that such other terms shall not reasonably be expected to adversely affect any member of the Magna Group; and

(ii)	such indemnity obligation as the Magna may reasonably request from Holdco and the Trust for breach of the representations and warranties contained in Section 3.2(g) and liability for Taxes arising from any steps requested by Holdco to be included in the Plan of Arrangement (with regard to the final terms of the Plan of Arrangement), on terms to be mutually satisfactory to the Parties, acting reasonably.

(b)	As soon as reasonably practicable, and in any event within 30 days following the date of execution of this Agreement, Magna and Holdco shall prepare, settle and finalize the form of each of the E-Car Limited Partnership Agreement and E-Car Purchase Agreement, it being understood that, without the unanimous consent of the Parties:

(i)	the E-Car Limited Partnership Agreement shall not include any material terms other than those terms set out in Schedule “C” and terms reasonably ancillary thereto as required to give full effect to the provisions, purpose and intent of the terms set out in such Schedule;

(ii)	the E-Car Purchase Agreement shall reflect the terms set out in Schedule “C” and terms reasonably ancillary thereto as required to give full effect to the provisions, purpose and intent of the terms set out in such Schedule; and

(iii)	in preparing, settling and finalizing the E-Car Limited Partnership Agreement and E-Car Purchase Agreement, neither Magna nor Holdco shall seek to introduce any terms that are inconsistent with the terms set out in Schedule “C” or that, in the case of the E-Car Limited Partnership Agreement, would create any significant rights or impose any significant obligations not contemplated by such Schedule.

(c)	As soon as reasonably practicable following the completion of the matters referred to in Section 2.2(a) and Section 2.2(b) and the finalization of the forms of the Amended Consulting Agreements by the applicable Stronach Parties and Magna, and subject to the terms and conditions of this Agreement, Magna shall take the following actions:

(i)	apply for the Interim Order in accordance with Section 2.4;

(ii)	convene and hold the Magna Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(iii)	use commercially reasonable efforts to solicit proxies in respect of the Arrangement Resolution;

(iv)	subject to obtaining the approvals required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and

(v)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 2.7, send to the Director the Articles of Arrangement for endorsement thereon of the Certificate of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3	Magna Circular and Meeting.

(a)	Magna shall prepare the Magna Circular and shall permit Holdco and its counsel to review and comment on the Magna Circular, all documents sent with the Magna Circular, all documents filed with the Court in connection with the transactions contemplated by this Agreement and any amendments thereto, recognizing that whether or not such comments are ultimately included will be determined by the Magna Board, acting reasonably. As soon as reasonably practicable and after obtaining the Interim Order, Magna shall cause the Magna Circular and other documentation required in connection with the Magna Meeting to be sent to the Magna Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws.

(b)	Magna shall ensure that the Magna Circular and such other documents and filings comply in all material respects with the requirements of the OBCA and Applicable Laws. For greater certainty, it is acknowledged and agreed that the Magna Circular need not include any recommendation of the Magna Board or any committee thereof in favour of the Arrangement Resolution.

(c)	Holdco and the Trust shall (to the extent within their power) provide Magna with all information concerning the Stronach Parties that Magna reasonably requests for inclusion in the Magna Circular or otherwise required by the OBCA and Applicable Laws, and Holdco and the Trust shall ensure that any such information does not, as of the date of the Magna Circular, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

2.4	Interim Order.

The application referred to in Section 2.2(c)(i) shall request that the Interim Order provide:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Magna Meeting and the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast by the holders of Class A Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Magna Meeting; (ii) 66 2 /3% of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Magna Meeting; and (iii) a simple majority of the votes cast by holders of Class A Shares, voting separately as a class, present in person or represented by proxy at the Magna Meeting, excluding the votes attached to Class A Shares held by Interested Class A Shareholders; and

(c)	that, in all other respects, the provisions of the by-laws and articles of Magna, including quorum requirements and all other applicable matters, shall apply in respect of the Magna Meeting.

2.5	Preparation of Filings.

(a)	The Parties shall cooperate in:

(i)	the preparation of any application for the Court Orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated by this Agreement; and

(ii)	the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated by this Agreement.

(b)	Each Party shall promptly notify the other Party if at any time before the Effective Time it becomes aware that the Magna Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Magna Circular. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Magna Circular, as required and as the case may be, and, if required, shall cause the same to be distributed to the Magna Shareholders and/or filed with applicable Governmental Entities.

2.6	Fiduciary Duties.

Nothing contained herein shall be construed to require the Company Board to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws after having been advised by its counsel, including, without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, changing the recommendation, if any, made by the Company Board in respect of the Arrangement Resolution. Further, and without limiting the foregoing, the Company Board may delay the holding of or adjourn the Company Meeting in order to communicate to Company Shareholders any decision to change the recommendation, if any, or to seek an amendment to the terms of this Agreement and/or any of the forms of agreement contemplated hereby provided that Company shall have notified Holdco regarding its intention to do so prior to announcing any delay or adjournment of the Company Meeting.

2.7	Closing.

The Parties shall cause the Effective Date to be the Business Day following the date on which all of the conditions set forth in Article 5 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. The closing of the transactions contemplated by this Agreement will take place at the offices of Osler, Hoskin & Harcourt LLP or at such other location as may be agreed upon by the Parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Magna.

Magna represents and warrants to and in favour of each of Holdco and the Trust as follows and acknowledges that each of Holdco and the Trust is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Magna is a corporation validly existing under the laws of the Province of Ontario and has all necessary corporate power to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. Subject to the approval of the Arrangement Resolution by the Magna Shareholders as required by the Interim Order, Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against Magna by Holdco in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Magna Group under (i) any material contract of the Magna Group, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Magna Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Magna Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that do not constitute a Material Adverse Change.

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Magna Group in connection with the execution and delivery of this Agreement or the consummation by Magna of the transactions contemplated by this Agreement, other than (i) filing the Articles of Arrangement with the Director, (ii) as may be required to comply with the applicable rules and regulations of the TSX and NYSE and any applicable requirements of Canadian and U.S. securities laws, and (iii) obtaining the Court Orders.

(e)	Class A Shares. The Class A Shares to be issued to Holdco pursuant to the Arrangement will be duly authorized and validly issued by Magna as fully paid and non-assessable shares of Magna and, subject to customary terms and conditions, at the Effective Time, such Class A Shares will be approved for listing and posting for trading on the TSX and the NYSE. No order, ruling or determination having the effect of precluding the issuance or delivery of such shares or ceasing, suspending or restricting the trading of such shares or any other securities of Magna in any jurisdiction, has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of Magna, are contemplated or threatened.

(f)	Share Capital. The authorized share capital of Magna consists of an unlimited number of Class A Shares, 776,961 Class B Shares and 99,760,000 preferred shares, issuable in series, of which 112,037,893 Class A shares, 726,829 Class B Shares and no preferred shares are issued and outstanding as of May 5, 2010. In addition, as of May 5, 2010, 11,344,910 Class A Shares have been reserved for issuance upon the exercise of outstanding options or pursuant to future option grants. Except as publicly disclosed, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Magna to issue or sell any shares of Magna or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Magna. There are no bonds, debentures or other evidences of indebtedness of Magna outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of Magna on any matter.

3.2	Representations and Warranties of Holdco and the Trust.

Holdco and the Trust jointly and severally represent and warrant to and in favour of Magna as follows and acknowledge that Magna is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Holdco is a corporation validly existing under the laws of the Province of Ontario and the Trust is a trust validly existing under the laws of the Province of Ontario. Each of Holdco and the Trust has all necessary power and authority to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. Each of Holdco and the Trust has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Holdco and the Trust and is a legal, valid and binding obligation of each of them, enforceable against them by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Holdco or the Trust under (i) any material contract to which Holdco or the Trust is a party, (ii) any provision of Holdco’s or the Trust’s organizational documents, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over Holdco or the Trust or (iv) any Applicable Law.

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Holdco or the Trust in connection with the execution and delivery of this Agreement or the consummation by Holdco and the Trust of the transactions contemplated by this Agreement, other than as may be required to comply with any applicable requirements of Canadian and U.S. securities laws.

(e)	Title to Purchased Shares. At the date of this Agreement: (i) 447 is the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances; and (ii) Holdco is the sole registered and beneficial holder of all the outstanding securities of 447. Immediately prior to the Effective Time, Holdco will be the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances. The Purchased Shares are not subject to any voting trust, shareholders agreement or voting agreement. Holdco is a Subsidiary of the Trust.

(f)	No Other Agreements to Purchase. No person other than Magna and Holdco has any written or oral agreement or option or any right or privilege capable of becoming an agreement or option for the purchase or acquisition of any of the Purchased Shares from 447, Holdco, the Trust or any of their Affiliates.

(g)	Assets and Property of Subco. At the Effective Time and except as contemplated under the Plan of Arrangement, Subco shall have no assets and no liabilities of any nature or kind whatsoever. The completion of the transactions referred to in paragraphs 1 to 6 of Schedule “A” as they are finally determined and set out in the Plan of Arrangement will not give rise to any liability of Subco for Taxes.

3.3	Survival of Representations and Warranties.

All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with the provisions hereof and the Effective Time, with the exception of the representations and warranties contained in Section 3.2(e), which shall survive for the applicable limitation period, and in Section 3.2(g), which shall survive until the date that is 60 days after the expiration of the period during which an assessment or reassessment for Taxes may be issued in respect of Subco.

ARTICLE 4

COVENANTS

4.1	Covenants of Magna.

(a)	Magna shall use commercially reasonable efforts to cause the Class A Shares issuable pursuant to the Arrangement to be listed on the TSX and the NYSE at the Effective Time, subject only to satisfaction of customary listing conditions on the TSX and the NYSE, respectively.

(b)	Magna shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty or a material breach of any covenant or other provision of this Agreement.

4.2	Covenants of Holdco and the Trust.

(a)	Holdco agrees to cause the Purchased Shares to be voted at the Magna Meeting in favour of the Arrangement Resolution.

(b)	Each of Holdco and the Trust shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty or a material breach of any covenant or other provision of this Agreement.

4.3	Implementation.

(a)	Prior to the Effective Date, Holdco shall amalgamate with 447 under the OBCA such that the Purchased Shares shall be owned by the corporation resulting from the amalgamation (“Amalco”). The name of Amalco shall be the same as the name of Holdco. Amalco shall continue to be referred to as “Holdco” for purposes of this Agreement.

(b)	Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

(c)	No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any Party without the prior consent of the other Parties (which consent shall not be unreasonably delayed or withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

ARTICLE 5

CLOSING CONDITIONS

5.1	Mutual Conditions.

The respective obligations of the Parties hereunder are subject to the satisfaction or waiver, at or before the Effective Time, of the following conditions precedent, each of which may only be waived by the unanimous consent of the Parties:

(a)	the Arrangement Resolution shall have been approved by the Magna Shareholders as required by the Interim Order;

(b)	each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Magna and Holdco, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Magna or Holdco, each acting reasonably, on appeal or otherwise;

(c)	the Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Magna and Holdco, each acting reasonably;

(d)	this Agreement shall not have been terminated in accordance with its terms;

(e)	since the date of this Agreement, there shall not have occurred a Material Adverse Change;

(f)	the Class A Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX and the NYSE, subject only to satisfaction of customary listing conditions of the TSX and NYSE, respectively;

(g)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(h)	no legal or regulatory action or proceeding shall be pending or threatened by any person that would reasonably be expected to enjoin, restrict or prohibit the transactions contemplated by this Agreement; and

(i)	no cease trading or stop order shall have been issued and remain in effect with respect to the Class A Shares.

5.2	Conditions in Favour of Magna.

The obligations of Magna hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

(a)	the representations and warranties of Holdco and the Trust contained in this Agreement in favour of Magna shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of Holdco and the Trust by a senior officer of Holdco and by a trustee of the Trust, respectively, and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(b)	each of Holdco and the Trust shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of Holdco and the Trust by a senior officer of Holdco and by a trustee of the Trust, respectively, and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably; and

(c)	the Amended Consulting Agreements shall have been executed and delivered by Frank Stronach, Stronach & Co. and Stronach Consulting Corp., as applicable.

5.3	Conditions in Favour of Holdco and the Trust.

The obligations of Holdco and the Trust hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of Holdco and the Trust, any of which may be waived in writing by Holdco and the Trust:

(a)	the representations and warranties of Magna contained in this Agreement shall be true and correct (other than de minimis inaccuracies in respect of the representations and warranties set forth in Section 3.1(f)) at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers of Magna and delivered to Holdco and the Trust, such certificate to be in form and substance satisfactory to Holdco and the Trust, acting reasonably;

(b)	Magna shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers of Magna and delivered to Holdco and the Trust, such certificate to be in form and substance satisfactory to Holdco and the Trust, acting reasonably; and

(c)	the Amended Consulting Agreements shall have been executed and delivered by Magna, Magna International Europe AG, Magna International Investments S.A. and New Magna Investments N.V., as applicable.

ARTICLE 6

TERMINATION

6.1	Termination.

This Agreement may be terminated at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by the Magna Shareholders:

(a)	by the mutual agreement of Magna and Holdco, whether before or after the Magna Meeting (and, for greater certainty, without further action on the part of the Magna Shareholders if terminated after the Magna Meeting);

(b)	by Magna or Holdco if the Effective Time has not occurred on or prior to the Outside Date, provided that the right to terminate this Agreement pursuant to this Section 6.1(b)shall not be available to a Party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date (and in the case of Holdco, the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available if the Trust’s failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

(c)	by Magna or Holdco if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(d)	by Magna or Holdco if a Material Adverse Change shall have occurred since the date of this Agreement;

(e)	by Magna or Holdco if there shall have occurred any change, effect, event, development or state of facts that prevents or would reasonably be expected to prevent or delay beyond the Outside Date the completion of the Arrangement, provided that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to a Party that is then in breach of this Agreement (and in the case of Holdco, the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available if the Trust is then in breach of this Agreement);

(f)	by Magna or Holdco if the Arrangement Resolution shall have failed to receive the requisite votes for approval at the Magna Meeting in accordance with the Interim Order;

(g)	by Magna or Holdco if the Magna Board or Holdco reasonably concludes, after discussion between the Parties, that the Arrangement Resolution is unlikely to receive the requisite votes for approval at the Magna Meeting in accordance with the Interim Order or that it is unlikely that the Final Order will be obtained by the Outside Date;

(h)	by Magna if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Holdco or the Trust set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.2(a) or 5.2(b) not to be satisfied; or

(i)	by Holdco if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Magna set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.3(a) or 5.3(b) not to be satisfied.

6.2	Remedies.

In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation hereunder on the part of any Party, except that the provisions of this Section 6.2 and Section 6.3 shall remain in full force and effect and shall survive any such termination.

6.3	Expenses.

Each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement.

ARTICLE 7

MISCELLANEOUS

7.1	Notices.

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna at:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:                Executive Vice President and Chief Legal Officer

Telecopier No.:        (905) 726-7455

with a copy to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

M5X 1B8

Attention:                 Jean M. Fraser

Telecopier No.:        (416) 862-6666

(ii)	If to Holdco or the Trust at:

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:                Belinda Stronach

Telecopier No.:        (905) 726-7494

with a copy to:

Frank Stronach

Hoffeldstrasse 4

Oberwaltersdorf A-2522

Austria

Telecopier No.:         011 43 2253 600 1005

and to:

Miller Thomson LLP

Scotia Plaza, Suite 5800

40 King Street West

Suite 2700 Toronto, Ontario

M5H 3S1

Attention:                John Campbell

Telecopier No.:        (416) 595-8695

and to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street, P.O. Box 85

Toronto, Ontario

M5L 1B9

Attention:                Edward J. Waitzer

Telecopier No.:        (416) 947-0866

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

7.2	Further Assurances.

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Time.

7.3	Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.

By:	/s/ Vincent J. Galifi
	Name:	Vincent J. Galifi
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Jeffrey O. Palmer
	Name:	Jeffrey O. Palmer
	Title:	Executive Vice President and Chief Legal Officer

446 HOLDINGS INC.

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	President

THE STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Trustee

SCHEDULE “A”

PLAN OF ARRANGEMENT TERMS

Plan of Arrangement Steps

1.	Holdco transfers a portion of the Purchased Shares to one or more corporations owned directly or indirectly by Holdco and/or Magna (collectively referred to as “Subco”) in exchange for 3,000,000 common shares of Subco. The number of Purchased Shares transferred to Subco in this Step is that proportion of the Purchased Shares that (i) $300,000,000 is of (ii) the aggregate of $300,000,000 and the value of 9,000,000 Class A Shares based on the closing price of the Class A Shares on the TSX on the last trading day before the Effective Date, converted into U.S. dollars based on the Bank of Canada’s noon buying rate on the Effective Date. The amount added to the stated capital account of Subco’s common shares with respect to the issue of 3,000,000 common shares to Subco is the Canadian dollar equivalent of $300,000,000, converted into Canadian dollars based on the Bank of Canada’s noon buying rate on the Effective Date.

2.	Magna subscribes for (i) 3,000,000 Class A Preferred Shares of Subco for $300,000,000 and (ii) possibly one common share of Subco for C$100.

3.	Subco purchases for cancellation from Holdco all of its common shares of Subco for an aggregate price of $300,000,000. Alternatively, all but one common share of Subco held by Holdco may be purchased for cancellation and Magna may acquire the remaining share.

4.	Magna purchases for cancellation from Holdco the Purchased Shares held by Holdco (being all the Purchased Shares other than the Purchased Shares transferred to Subco in Step 1) for consideration consisting of 9,000,000 fully paid and non-assessable Class A Shares. Upon cancellation, the Purchased Shares purchased from Holdco are not restored to the authorized capital of Magna. The amount added to the stated capital account of Magna’s Class A Shares on the issue of 9,000,000 Class A Shares to Holdco is an amount equal to the paid-up capital (for the purposes of the ITA) of the Purchased Shares purchased for cancellation from Holdco.

5.	Subco is wound up into Magna and the Purchased Shares held by Subco are cancelled and not restored to the authorized capital of Magna.

6.	Concurrently with the last wind-up described in Step 5, the Restated Articles of Incorporation of Magna dated August 28, 2008 are amended to delete the Class B Shares from the authorized capital of Magna and to effect non-substantive consequential changes, including renaming the Class A Shares as Common Shares and removing the provision granting the holders of Class A Shares the right to elect two directors in certain circumstances (in recognition that the holders of Class A Shares will thereafter have the right to elect all the directors of Magna).

7.	Stronach GP, Magna GP and Magna LP enter into the E-Car Limited Partnership Agreement and make their respective capital contributions.

8.	Magna, certain members of the Magna Group and the E-Car Partnership enter into the E-Car Purchase Agreement and consummate the transactions contemplated thereby.

SCHEDULE “B”

AMENDMENTS TO CONSULTING AGREEMENTS

The amendments to the Consulting Agreements, effective at the Effective Time, are as follows:

1.	The terms of each of the Consulting Agreements will be extended from December 31, 2010 to December 31, 2014 and thereafter will be automatically terminated;

2.	The fees payable under each of the New Magna Investments Consulting Agreement, the Magna Investments Business Development Agreement and the Magna Business Services Agreement will continue to be determined with reference to a percentage of Magna’s Pre-Tax Profits before Profit Sharing (as defined in Corporate Constitution in Magna’s Restated Articles of Incorporation). That percentage will be reduced over time as follows:

Consulting Agreement	2010		2011	2012	2013	2014
New Magna Investments Consulting Agreement	1.00%		0.9167%	0.8334%	0.75%	0.6667%
Magna Investments Business Development Agreement	1.00%		0.9167%	0.8333%	0.75%	0.6667%
Magna Business Services Agreement	1.00%		0.9166%	0.8333%	0.75%	0.6666%

Total Percentage	3.00 (unchanged	% )	2.75%	2.50%	2.25%	2.00%

3.	The aggregate fees payable under the Amended Consulting Agreements during each calendar year of the extended term will continue to be subject to a maximum calculated as a percentage of Magna’s Pre-Tax Profits before Profit Sharing. That percentage for each year during the extended term will be the Total Percentage for such year shown in the table in paragraph 2 above.

4.	The services to be provided under the Amended Consulting Agreements during the extended term will be same as or substantially similar to the services provided under the Consulting Agreements in the past and such other services as the parties to the Amended Consulting Agreements may from time to time mutually agree.

5.	During the extended term, the members of the Magna Group that are parties to the Amended Consulting Agreements will continue to provide the Stronach Parties that are parties to the Amended Consulting Agreements with offices, support, liability insurance coverage and reimbursement of expenses as have been provided in the past.

6.	If Stronach dies or becomes permanently disabled before December 31, 2014, the Amended Consulting Agreements will be automatically terminated as of the date of death or disability and fees will only be payable under the Amended Consulting Agreements to such date. The members of the Magna Group that are parties to the Amended Consulting Agreements may otherwise terminate the Amended Consulting Agreements in the event of a fundamental breach by any of the Stronach Parties that are parties to the Amended Consulting Agreements that is not cured after reasonable notice.

7.	Such other consequential amendments necessary to give effect to the foregoing and non-material amendments as may be mutually agreed.

SCHEDULE “C”

E-CAR LIMITED PARTNERSHIP AGREEMENT TERMS

Parties:	Stronach GP, Magna GP and Magna LP

Business:	The E-Car Partnership may pursue or invest in any type of e-vehicles (including cars, vans, trucks, golf carts, bicycles) or e-vehicle business and will be organized like an original equipment manufacturer (“OEM”), with an operational focus on research and development, engineering, assembly, marketing and after-market.

Legal Form:	The E-Car Partnership will be an Ontario limited partnership. As referred to below, the E-Car Partnership may be transformed into a corporate entity in the discretion of the E-Car Partnership Board, whether in connection with an initial public offering (“IPO”) or other appropriate circumstances.

Name:	Magna E-Car Systems LP, or such other name as the E-Car Partnership Board may determine.

Initial Capital Contributions:	•	Stronach GP will invest $80,000,000 in cash to acquire 80,000 general partnership units (“GP Units”); and
	•	Magna GP and Magna LP will invest $220,000,000 in total to acquire GP Units and limited partnership units (“LP Units”) for $1,000 per unit, with Magna having the right to determine the allocation as between GP Units and LP Units. The $220,000,000 will be effectively satisfied in part by the transfer of the Purchased Assets (as defined below) to the E-Car Partnership, with the balance to be satisfied in cash.

Distributions and Allocations	The GP Units and LP Units will participate equally per unit in respect of the allocation of profits or losses of the E-Car Partnership and any distributions of distributable cash.

E-Car Purchase Agreement

The E-Car Partnership will purchase all the assets of Magna’s E-Car Group from Magna and certain related assets of the Magna Group as mutually agreed by the parties to the E-Car Purchase Agreement (collectively, the “Purchased Assets”), including the following:

	•	supply agreements of Magna’s E-Car Group with OEM customers (including Ford Motor Magna, Daimler AG and Volvo Powertrain);

	•	agreements with Kokam Co. regarding technology licensing and services;

	•	Kokam lithium-ion battery plant production equipment;

	•	battery and materials test lab equipment of Magna’s E-Car Group;

	•	industrial building located at 4121 N. Atlantic Boulevard, Auburn Hills, Michigan;

•	applications for US, Canadian and Ontario government loans and grants in respect of hybrid or electric vehicle initiatives of Magna’s E-Car Group;

•	tooling, equipment and other fixed assets owned by Magna E-Car Group used in vehicle production programs; and

•	patents, know-how, trade secrets and other intellectual property rights (collectively, “IP Rights”) owned by Magna’s E-Car Group and IP Rights of Magna’s Electronics Group in respect of applications designed primarily for hybrid and electric vehicles; and

•	all customer purchase order and supply agreements awarded or reasonably anticipated to be awarded to Magna’s E-Car or Electronics Groups that relate to products used primarily in hybrid or electric vehicles (collectively, “Group OEM Contracts”).

The E-Car Purchase Agreement will provide that, with respect to Group OEM Contracts, (i) the applicable members of the Magna Group will continue to carry out all obligations under the Group OEM Contracts as a subcontractor and enjoy the full economic benefits of such contracts, and (ii) the E-Car Partnership will be the Tier 1 “face to the customer” and will be responsible for program management of such contracts with the same general rights and obligations as the applicable OEM customer.

The E-Car Purchase Agreement will also provide for a non-exclusive and royalty-free license in favour of the E-Car Partnership to use all retained IP Rights of the Magna Group as at the Effective Time to the extent required for carrying on the business of the E-Car Partnership.

The purchase price for the Purchased Assets will be equal to the fair value of the net assets that comprise the Purchased Assets, to be determined by mutual agreement prior to execution of the E-Car Limited Partnership Agreement with reference to the valuation work of the independent financial advisor retained by the Special Committee for this purpose. Any guarantee previously given by Magna in respect of the purchased operations will be assumed by the E-Car Partnership (or, if required, by the partners severally in proportion to their invested capital).

The E-Car Purchase Agreement will reflect the above terms as well as customary representations and warranties as to capacity and title to the Purchased Assets, and terms reasonably ancillary thereto.

Future Funding:

No partner will be obligated to provide any future funding or financial assistance, including, without limitation, any guarantee, beyond its initial capital contribution as set out above. Each of the partners will have a pre-emptive right to maintain its proportionate ownership interest in the case of any future equity issue.

The amount and terms of any debt financing will be in the discretion of the E-Car Partnership Board.

Governance:	The E-Car Partnership will be managed by a committee (the “E-Car Partnership Board”) consisting of three representatives of Stronach GP (including the Chairman) and two representatives of Magna GP. The E-Car Partnership Board will have full responsibility for managing the business and affairs of the E-Car Partnership; provided that any of the following matters will require approval by a majority that includes at least one representative of Magna GP:

• •

a transaction that involves Stronach GP or a related party of Stronach GP;

an investment or other expansion into any business unrelated to the E-Car Partnership’s business as set out above under “Business”;

• •

the appointment of auditors other than Magna’s auditors;

a sale, lease or exchange of all or substantially all the assets of the E-Car Partnership, unless Magna GP is first given an opportunity to acquire the assets on terms no less favourable than proposed by the buyer and Magna GP fails to make a matching offer in respect of such an acquisition within 30 days of being notified of the opportunity;

• •

the liquidation or dissolution of the E-Car Partnership;

the creation of a new class of partnership units that has priority over the LP Units as to the return of contributions or as to the allocation of profits or losses of the E-Car Partnership and any distributions of distributable cash; or

• any amendments to the foregoing rights of Magna GP.

Magna Preferred Supplier Arrangement:	Given the E-Car Partnership’s focus on OEM-related activities, Magna’s auto parts business will have a preferred opportunity to supply products to the E-Car Partnership on competitive terms, consistent with other OEM arrangements of this nature.

Transfers:

Each partner may sell its interest subject to a pro rata right of first refusal in favour of the other partners (which shall also apply to indirect transfers of GP Units or LP Units, as applicable).

If a partner proposes to sell and the other partners do not exercise their right of first refusal, the other partners will have a pro rata tag-along right to sell at the same price per unit (whether GP Unit or LP Unit).

Each partner may transfer its interest to an Affiliate for tax or estate-planning purposes, provided the transferee remains an affiliate and agrees to be bound by the E-Car Limited Partnership Agreement and provided such transfer would not cause the E-Car Partnership to cease to be a “Canadian partnership” for purposes of the ITA. The right of first refusal and tag-along right described above will not apply in these circumstances.

Conversion from Partnership to Corporation:	If the E-Car Partnership Board so determines (whether in connection with a decision to go public or otherwise), the E-Car Partnership will be reorganized into a corporation that will have a share capital structure similar to the Intier Spinco structure (e.g. Corporate Constitution; dual-class share structure; coat-tail in favour of subordinate voting shareholders). The GP Units held by Stronach GP will be exchanged for 100% of the multiple voting shares, and the GP Units held by Magna GP and all LP Units will be exchanged (based on the same exchange ratio) into subordinate voting shares. The governance and transfer arrangements referred to above will no longer apply following the completion of an IPO.

Magna Support Services:	The E-Car Partnership will operate generally in accordance with Magna’s operating principles and systems, including financial controls and reporting. For so long as the E-Car Partnership requests that Magna provides support services to the E-Car Partnership, Magna shall provide such services in a manner consistent with how other business units within the Magna Group are supported, and the E-Car Partnership will be charged a reasonable cost allocation for all such support services provided by Magna; provided that the E-Car Partnership will not pay any affiliation or management fee to Magna.

Management Incentive:	The E-Car Partnership Board will have the discretion to provide long-term incentives to senior management (excluding Stronach, any member of his family or any beneficiary of the Trust) in the form of an option or earn-in arrangement to acquire real or phantom LP Units, provided that the potential dilution does not exceed 10% of the E-Car Partnership’s total capitalization. The pre-emptive rights described above under “Future Funding” will not apply to any such long-term management incentives.

Competitive Activities:	Neither party will be restricted from engaging in activities that may compete with the E-Car Partnership, including in the case of those e-vehicle components that now and in the future may be manufactured by any operating groups within the Magna Group. The E-Car Partnership will not enter into any commitment that binds or purports to bind either partner or any of its affiliates in respect of activities outside the E-Car Partnership.

Transitional Arrangements:	The Parties will immediately work together to determine, consistent with the terms and principles set out above, (i) how employees and engineering resources that service Magna’s E-Car Group and other Magna Group hybrid and electric vehicle initiatives will be allocated between the E-Car Partnership and the Magna Group, (ii) the coordination and project management of future OEM programs that involve the E-Car Partnership and members of the Magna Group, and (iii) other relevant transitional arrangements relating to the establishment of the E-Car Partnership as an autonomous business unit.

EXHIBIT C

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“446” means 446 Holdings Inc., a corporation existing under the Act and an indirect wholly-owned subsidiary of the Trust;

“446 Sub” means 446 Sub Inc., a corporation existing under the Act and a direct wholly-owned subsidiary of 446;

“446 Sub Class A Preferred Shares” means the non-voting, non-cumulative Class A Preferred Shares in the capital of 446 Sub redeemable and retractable at $100 per share, which are entitled on liquidation, after liabilities are satisfied, to a distribution equal to the amount paid on the issuance of such shares before any amounts can be distributed to any other class of shares of 446 Sub;

“446 Sub Common Shares” means common shares in the capital of 446 Sub;

“446 Sub Consideration Value” means the amount equal to $300,000,000 minus the Subco 2 Consideration Value;

“446 Sub Holdings” means 446 Subholdings Inc., a corporation existing under the Act and a direct wholly-owned subsidiary of 446;

“Act” means the Business Corporations Act (Ontario), and the regulations under the Act, all as amended, re-enacted or replaced from time to time;

“Arrangement” means an arrangement under section 182 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Transaction Agreement or Article 4 hereof or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Magna Shareholders approving the Plan of Arrangement to be considered at the Magna Meeting;

“Articles of Arrangement” means the articles of arrangement of Magna in respect of the Arrangement that are filed with the Director pursuant to the Act after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the Act in respect of the Articles of Arrangement;

“Class A Share” means a Class A Subordinate Voting Share in the capital of Magna;

“Class B Share” means a Class B Share in the capital of Magna;

“Consideration Value” means $300,000,000 plus the product obtained by multiplying 9,000,000 by the closing price of the Class A Shares on the NYSE on the last NYSE trading day before the Effective Date;

“Court” means the Superior Court of Justice (Ontario);

“Director” means the Director appointed pursuant to section 278 of the Act;

“E-Car Limited Partnership Agreement” means the limited partnership agreement relating to the E-Car Partnership to be entered into prior to the Effective Time between Magna E-Car Systems LP Holdings Inc., as limited partner, and Magna E-Car Systems GP Holdings Inc., as general partner, and to which Stronach GP will become a party as a general partner at the Effective Time pursuant to Section 3.1(q) of this Plan of Arrangement;

“E-Car Partnership” means the limited partnership to be governed by the E-Car Limited Partnership Agreement and of which Stronach GP will become a general partner at the Effective Time pursuant to Section 3.1(q) of this Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Exchange Rate” means the Bank of Canada noon rate for converting United States dollars to Canadian dollars on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the NYSE, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holders” means, when used with reference to the Class A Shares and/or Class B Shares, the holders of Class A Shares and/or Class B Shares, as the case may be, shown from time to time in the registers maintained by or on behalf of Magna in respect of the Class A Shares and Class B Shares;

“Interim Order” means the interim order of the Court in respect of the Arrangement as contemplated by section 2.4 of the Transaction Agreement providing for, among other things, the calling and holding of the Magna Meeting, as the same may be amended by the Court;

“ITA” means the Income Tax Act (Canada), as it may be amended from time to time;

“Liens” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer);

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors;

“Magna Board” means the board of directors of Magna;.

“Magna Meeting” means the special meeting of Magna Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the terms of the Transaction Agreement and the Interim Order, to consider the Arrangement Resolution;

“Magna Parties” means, collectively, Magna, Subco 1 and Subco 2;

“Magna Shareholders” means, collectively, (i) the holders of Class A Shares and (ii) the holders of Class B Shares;

“Meeting Date” means the date of the Magna Meeting;

“NYSE” means the New York Stock Exchange, and its successors;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Purchased Shares” means 726,829 Class B Shares, being all the outstanding Class B Shares immediately prior to the Effective Time;

“PPSA” means the Personal Property Security Act (Ontario), as amended;

“Restated Articles of Incorporation” means the Restated Articles of Incorporation of Magna dated August 28, 2008;

“Stronach Parties” means, collectively, the Trust, 446, 446 Sub, 446 Sub Holdings and Stronach GP;

“Stronach GP” means Magna Vita Inc., a corporation existing under the Act and a direct wholly-owned subsidiary of 446 Sub Holdings;

“Subco 1” means 2019928 Ontario lnc., a corporation existing under the Act and a direct wholly-owned subsidiary of Magna;

“Subco 1 Common Shares” means common shares in the capital of Subco 1;

“Subco 2” means 2231324 Ontario Inc., a corporation existing under the Act and that immediately prior to the Effective Time will be a direct wholly-owned subsidiary of Subco 1;

“Subco 2 Consideration Value” means the amount specified in United States dollars by 446 no later than three days before the Effective Date, which amount shall be less than $300,000,000;

“Subco 2 Class A Preferred Shares” means the non-voting, non-cumulative Class A Preferred Shares in the capital of Subco 2 redeemable and retractable at $100 per share, which are entitled on liquidation, after liabilities are satisfied, to a distribution equal to the amount paid on the issuance of such shares before any amounts can be distributed to any other class of shares of Subco 2;

“Subco 2 Common Shares” means common shares in the capital of Subco 2;

“Transaction Agreement” means the transaction agreement dated May 6, 2010 between Magna, 446 and the Trust, including all schedules thereto, and all amendments thereto and restatements thereof as permitted thereunder;

“Transfer” means (i) any transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one person to another or to the same person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) any agreement, undertaking or commitment to effect any of the foregoing; and

“Trust” means the Stronach Trust, a trust existing under the laws of the Province of Ontario, and its successors.

1.2	Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to articles or sections refers to the specified articles or sections of this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise indicated; all references to money amounts are expressed in lawful currency of the United States of America.

1.6	Time

Time shall be of the essence in this Plan of Arrangement.

ARTICLE 2

BINDING EFFECT

2.1	Binding Effect

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on (i) each of the Magna Parties, (ii) each of the Stronach Parties, (iii) the E-Car Partnership and (iv) all holders and all beneficial owners of Class A Shares, Class B Shares and securities convertible into, exchangeable for or carrying the right to acquire Class A Shares or Class B Shares.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as noted below, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	All of the issued and outstanding Subco 2 Common Shares shall be exchanged for one (I) Subco 2 Class A Preferred Share.

(b)	446 Sub Holdings shall transfer to Subco 2 (free and clear of Liens), in exchange for the issuance of Subco 2 Common Shares to 446 Sub Holdings, that number of Purchased Shares equal to the proportion of the Purchased Shares that the Subco 2 Consideration Value is of the Consideration Value, rounded up to the nearest whole number. The number of Subco 2 Common Shares issued to 446 Sub Holdings shall be that number equal to the quotient obtained by dividing the Subco 2 Consideration Value by $100, rounded up to the nearest whole number. The amount to be added to the stated capital account for the Subco 2 Common Shares issued to 446 Sub Holdings shall be the maximum amount permitted to be added to the paid-up capital (for purposes of the ITA) for the Subco 2 Common Shares having regard to subsection 85(2.1) of the ITA.

(c)	Subco I shall issue 1,000,000 Subco I Common Shares to Magna for an aggregate cash subscription price, which shall be paid by Magna, equal to the Subco 2 Consideration Value.

(d)	Subco 2 shall issue Subco 2 Class A Preferred Shares to Subco I for an aggregate cash subscription price, which shall be paid by Subco 1, equal to the Subco 2 Consideration Value. The number of Subco 2 Class A Preferred Shares issued by Subco 2 to Subco I shall be that number equal to the quotient obtained by dividing the Subco 2 Consideration Value by $100, rounded up to the nearest whole number.

(e)	Subco 2 shall purchase for cancellation all but one of the Subco 2 Common Shares held by 446 Sub Holdings for an aggregate cash amount equal to the Subco 2 Consideration Value, less $100.

(f)	Subco I shall purchase one Subco 2 Common Share from 446 Sub Holdings for $100 in cash.

(g)	The winding up of Subco 2 shall be commenced in accordance with section 237 of the Act and in connection therewith (i) all of the property of Subco 2 including the Purchased Shares held by Subco 2 shall be distributed to Subco 1, and (ii) all of the liabilities of Subco 2 shall be assumed by Subco I. Magna shall have a power of attorney coupled with an interest to take all actions on behalf of Subco 2, including executing and filing in the name of Subco 2 any elections with federal and provincial tax authorities as may be necessary or appropriate. For greater certainty, articles of dissolution in respect of Subco 2 shall be filed in accordance with section 238 of the Act in due course.

(h)	The winding up of Subco 1 shall be commenced in accordance with section 237 of the Act and in connection therewith (i) all of the property of Subco 1 including the Purchased Shares held by Subco 1 shall be distributed to Magna, and (ii) all of the liabilities of Subco 1 shall be assumed by Magna. The Purchased Shares distributed to Magna by Subco 1 shall be cancelled and shall not be restored to the authorized capital of Magna. Magna shall have a power of attorney coupled with an interest to take all actions on behalf of Subco 1, including executing and filing in the name of Subco 1 any elections with federal and provincial tax authorities as may be necessary or appropriate. For greater certainty, articles of dissolution in respect of Subco 1 shall be filed in accordance with section 238 of the Act in due course.

(i)	446 shall transfer to 446 Sub (free and clear of Liens), in exchange for the issuance of 446 Sub Common Shares to 446, that number of Purchased Shares equal to the proportion of the Purchased Shares that the 446 Sub Consideration Value is of the Consideration Value, rounded up to the nearest whole number. The amount to be added to the stated capital account for the 446 Sub Common Shares shall be an amount equal to the Canadian dollar equivalent of the 446 Sub Consideration Value, converted from United States dollars to Canadian dollars using the Exchange Rate.

(j)	446 Sub shall issue 446 Sub Class A Preferred Shares to Magna for an aggregate cash subscription price, which shall be paid by Magna, equal to the 446 Sub Consideration Value. The number of 446 Sub Class A Preferred Shares issued by 446 Sub to Magna shall be that number equal to the quotient obtained by dividing the 446 Sub Consideration Value by $100, rounded up to the nearest whole number.

(k)	446 Sub shall purchase for cancellation from 446 all but one of the 446 Sub Common Shares held by 446 for an aggregate cash amount equal to the 446 Sub Consideration Value.

(l)	Magna shall purchase one 446 Sub Common Share from 446 for $100 in cash.

(m)	Magna shall purchase from 446 the remaining Purchased Shares (free and clear of Liens) held by 446 for consideration consisting of 9,000,000 fully paid and non-assessable Class A Shares, which shall be issued by Magna from treasury. The Purchased Shares purchased from 446 shall be cancelled and shall not be restored to the authorized capital of Magna. The amount to be added to the stated capital account for the Class A Shares on the issuance of 9,000,000 Class A Shares to 446 shall be an amount equal to the paid-up capital (for the purposes of the ITA) immediately before the Effective Time of the Purchased Shares purchased for cancellation from 446 pursuant to this Section 3.1(m).

(n)	The stated capital accounts for the 446 Sub Common Shares and the 446 Sub Class A Preferred Shares shall each be reduced to Cdn.$100.

(o)	The winding up of 446 Sub shall be commenced in accordance with section 237 of the Act and in connection therewith (i) all of the property of 446 Sub including the Purchased Shares held by 446 Sub shall be distributed to Magna and (ii) all of the liabilities of 446 Sub shall be assumed by Magna. The Purchased Shares distributed to Magna by 446 Sub shall be cancelled and shall not be restored to the authorized capital of Magna. Magna shall have a power of attorney coupled with an interest to take all actions on behalf of 446 Sub, including executing and filing in the name of 446 Sub any elections with federal and provincial tax authorities as may be necessary or appropriate. For greater certainty, articles of dissolution in respect of 446 Sub shall be filed in accordance with section 238 of the Act in due course.

(p)

Concurrently with the step set out in Section 3.1(o), the Restated Articles of Incorporation shall be amended, and shall be deemed to have been amended, to (i) delete the Class B Shares from the authorized capital of Magna in Article 7 of the Restated Articles of Incorporation, (ii) rename the Class A Shares as Common Shares in Article 7 of the Restated Articles of Incorporation, and (iii) to

effect non-substantive consequential changes by (A) deleting Article 8 of the Restated Articles of Incorporation in its entirety and replacing it with Schedule “A”, which sets out the rights, privileges, restrictions and conditions attaching to the Preference Shares and Common Shares of Magna and (B) deleting Article 10 of the Restated Articles of Incorporation in its entirety and replacing it with Schedule “B”, which sets out the Corporate Constitution of Magna as amended by this Plan of Arrangement. Except as otherwise specifically amended or modified by this Plan of Arrangement, the Restated Articles of Incorporation of Magna shall be deemed to be, and shall continue to be deemed to be, in all respects, the articles of incorporation of Magna.

(q)	Stronach GP shall enter into the E-Car Limited Partnership Agreement and shall subscribe and pay for 80,000 general partnership units of the E-Car Partnership, which shall be issued by the E-Car Partnership, for an aggregate cash subscription price of $80,000,000.

ARTICLE 4

AMENDMENTS

4.1	Amendments to Plan of Arrangement

(a)	Magna reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by each of the Trust and 446, (iii) filed with the Court and, if made following the Magna Meeting, approved by the Court, and (iv) communicated to Magna Shareholders if and as required by the Interim Order or otherwise by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Magna at any time prior to the Magna Meeting (provided that each of the Trust and 446 shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Magna Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Magna Meeting shall be effective only if (i) it is consented to by Magna and each of the Trust and 446, and (ii) if required by the Court, it is approved by Magna Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Magna, provided that it concerns a matter which, in the reasonable opinion of Magna, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Stronach Parties or any Magna Shareholder.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Transaction Agreement.

ARTICLE 5

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Magna Parties and the Stronach Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE “A”

1.	The rights, privileges, restrictions and conditions attaching to the 99,760,000 Preference Shares issuable in series are as follows:

(a)	The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions.

(b)	Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(c)	The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(d)	The holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

(e)	Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days’ notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held.

2.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	The Common Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series.

(b)	The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors.

(c)	In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.

SCHEDULE “B”

10A CORPORATE CONSTITUTION

Definitions

1.	As used in these Articles, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Ontario) as amended from time to time, or any statute that may be substituted therefor;

(b)	“Affiliate” means any of the Corporation’s affiliates, subsidiaries or any body corporate, partnership or other entity over which the Corporation or its subsidiaries have a fifty per cent ownership interest or greater;

(c)	“Affiliate Employee Equity Participation and Profit Sharing Plan” means a deferred profit sharing plan, retirement plan or other arrangement for employees of an Affiliate, adopted in addition to or in substitution of the Employee Equity Participation and Profit Sharing Plan, which contemplates investment in whole or in part in shares of and/or participation in the profits of such Affiliate;

(d)	“Affiliate Employee Pension Plan” means any defined benefit or other pension plan, retirement plan or other arrangement for employees of any public company Affiliate of the Corporation that is in addition to the Affiliate Employee Equity Participation and Profit Sharing Plan of such Affiliate;

(e)	“After Tax Profits” means the Net income or Net loss of the Corporation as set forth in its audited Consolidated Statement of Income or Loss for each Year, adjusted to deduct extraordinary gains or gains which arise from the disposal by the Corporation of existing businesses or fixed assets as set forth in its audited Consolidated Statement of Income or Loss;

(f)	“Available Equity” means the total Shareholders’ equity of the Corporation as set forth in its Consolidated Balance Sheet, less the stated capital of non-participating preference shares outstanding;

(g)	“Corporate Management” collectively means Executive Management and any other individual employed by the Corporation that Executive Management determines from time to time to be a member of Corporate Management;

(h)	“Employee Equity Participation and Profit Sharing Plan” means the deferred profit sharing plan established for the employees of the Corporation and its Affiliates, dated January 1, 1975, as amended from time to time, or any profit sharing plan, retirement plan or other arrangement for employees of the Corporation and/or its Affiliates, adopted in addition to or in substitution for the 1975 deferred profit sharing plan, which contemplates investment in whole or in part in shares of and/or participation in the profits of the Corporation;

(i)	“Employee Pension Plan” means the defined benefit pension plan established for the employees of the Corporation and its Affiliates effective January 1, 2001, as amended from time to time, or any pension plan, retirement plan or other arrangement for employees of the Corporation and/or its Affiliates that is in addition to the Employee Equity Participation and Profit Sharing Plan, excluding for greater certainty any Affiliate Employee Equity Participation and Profit Sharing Plan or any Affiliate Employee Pension Plan;

(j)	“Employee Pre-Tax Profits” means Pre-Tax Profits adjusted, to (i) either deduct the pre-tax profits or to add back the pre-tax losses of any Affiliate which either participates in an Affiliate Employee Equity Participation and Profit Sharing Plan or does not participate in the Employee Equity Participation and Profit Sharing Plan, such amounts to be calculated in the manner provided for in paragraph 10A(l) of these Articles to the extent such amounts were included in Pre-Tax Profits; and (ii) either deduct the equity income or to add back the equity loss of the Corporation as set forth in its audited Consolidated Statement of Income or Loss to the extent such amounts were not previously included or deducted, as applicable, pursuant to subparagraph (i) above;

(k)	“Employee Pre-Tax Profits Before Profit Sharing” means an amount which is the lesser of: (i) the total of Employee Pre-Tax Profits and those amounts actually deducted in calculating Employee Pre-Tax Profits pursuant to paragraphs 10A(6)(c) and (d) of these Articles (other than any such amounts deducted in respect of the Excess Amount as such term is defined in subparagraph 10A(6)(c) of these Articles), adjusted either to add back that portion of the pre-tax profits or to deduct that portion of the pre-tax losses of Affiliates that participate in the Employee Equity Participation and Profit Sharing Plan to the extent such amounts were not included in Employee Pre-Tax Profits; and (ii) Pre-Tax Profits Before Profit Sharing less the pre-tax profits before profit sharing of any Affiliate which participates in an Affiliate Employee Equity Participation and Profit Sharing Plan to the extent such amounts were included in Pre-Tax Profits Before Profit Sharing;

(l)	“Executive Management” collectively means the chief executive officer, the chief operating officer, the chief marketing officer and the chief administrative officer of the Corporation;

(m)	“Group Management” collectively means the chief executive officer, the chief operating officer of a Group, and any other individual employed by such Group that Executive Management determines from time to time to be a member of Group Management;

(n)	“Group” means those Operating Units which are formed into an operating group from time to time by Executive Management;

(o)	“Investment” means direct or indirect investment of whatever kind, including without limitation, the giving of financial assistance by means of a loan (but not including loans made at the then current market interest rates which are not in default), guarantee or otherwise;

(p)	“Non Participating Employees” means those current or future employees of the Corporation or its Affiliates who (a) do not participate in an Affiliate Employee Equity Participation and Profit Sharing Plan and are not members of Corporate Management, Group Management or Unit Management, and (b) are eligible to participate in the Employee Pension Plan and have expressly elected not to participate in such plan;

(q)	“Operating Unit” means an autonomous production, research or service facility under the control and direction of a general manager, as determined from time to time by Executive Management;

(r)	“Participating Employees” means those current or future employees of the Corporation or its Affiliates who (a) do not participate in an Affiliate Employee Equity Participation and Profit Sharing Plan and are not members of Corporate Management, Group Management or Unit Management and (b) either are (i) current or future employees eligible to participate in the Employee Pension Plan who have expressly elected to participate in such plan or (ii) future employees of the Corporation or its Affiliates who automatically are participants in the Employee Pension Plan by virtue of their employment arrangements with the Corporation or its Affiliates;

(s)	“Pre-Tax Profits” means After-Tax Profits, adjusted to add back the provisions for income taxes and minority interests or to deduct the recoveries for income taxes and minority interests as set forth in the Corporation’s audited Consolidated Statement of Income or Loss for such Year;

(t)	“Pre-Tax Profits Before Profit Sharing” means an amount which is the total of Pre-Tax Profits, those amounts actually deducted in calculating Pre-Tax Profits pursuant to paragraphs 10A(6)(c) and (d) of these Articles (other than any such amounts deducted in respect of the Excess Amount as such term is defined in subparagraph 10A(6)(c) of these Articles) and those amounts attributable to an Affiliate Employee Equity Participation Plan and an Affiliate Employee Pension Plan actually deducted by an Affiliate in calculating the pre-tax profits of such Affiliate;

(u)	“Social Objectives” means objectives that are from time to time, in the sole opinion of Executive Management, of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social, or other useful nature to the communities in which the Corporation or its Affiliates operate;

(v)	“Unit Management” collectively means the general manager of an Operating Unit and any other individual employed by an Operating Unit that Group Management, with the approval of Executive Management, determines from time to time to be a member of Unit Management;

(w)	“Unrelated Business” means any business engaged in by the Corporation that, at the time of Investment, does not:

(i)	relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies, systems or accessories; or

(ii)	utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized by or under development by the Corporation; or

(iii)	involve the provision of products or services of whatever kind (i) to suppliers to and customers of the Corporation, and (ii) similar to those provided by suppliers to and customers of the Corporation from time to time.

Provided, however, that a business shall be deemed to cease to be an Unrelated Business if the net profits after tax of such business exceed on average 5% of the aggregate Investment of the Corporation in such business for two (2) out of any three (3) consecutive Years subsequent to the date of such Investment; and

(x)	“Year” means the financial year of the Corporation from time to time.

Except as expressly defined in this subparagraph, those words and expressions defined in the Act shall have the same meanings when used in these Articles.

Board of Directors

2.	A majority of the directors of the Corporation shall be individuals who are not officers or employees of the Corporation or any of its Affiliates or related persons to such officers or employees.

Share Capital

3.	No resolution of the Corporation purporting to:

(a)	increase the maximum number of authorized shares of any class of shares of the Corporation; or

(b)	create a new class or series of shares having voting rights of whatever kind (other than on default of payment of dividends) or having rights to participate in the profits of the Corporation in whatever manner (other than a class or series convertible into existing classes of shares or a class or series having a fixed dividend or a dividend determined without regard to profits);

shall be effective unless, in addition to any other approval required by the Act, such resolution is approved by ordinary resolution of the holders of the Common Shares.

Investment Policy

4.	Unless specifically approved by ordinary resolution of the holders of the Common Shares, the Corporation shall not make an Investment in an Unrelated Business where such Investment together with the aggregate of all other Investments in Unrelated Businesses on the date thereof exceeds twenty per cent (20%) of the Available Equity of the Corporation at the end of the fiscal quarter immediately preceding the date of the Investment.

Dividend Policy

5.	Unless otherwise approved by ordinary resolution of the holders of the Common Shares, the holders of the Common Shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the board of directors out of the moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends in respect of each Year so that the aggregate of the dividends paid or payable in respect of such Year by the Corporation:

(a)	is equal to at least ten per cent (10%) of its After-Tax Profits after providing for dividends on its preference shares, for the Year; and

(b)	is, on average, equal to at least twenty per cent (20%) of its After-Tax Profits after providing for dividends on its preference shares for the Year and the two (2) immediately preceding Years.

Distribution Policy

6.	Unless otherwise approved by ordinary resolution of the holders of the Common Shares, the Corporation shall be required to make distributions in accordance with the following provisions:

(a)	A minimum of seven per cent (7%) of Pre-Tax Profits of the Corporation for any Year shall be allocated to research and development, during the Year or the Year immediately following such Year;

(b)	A maximum of two per cent (2%) of Pre-Tax Profits of the Corporation for any Year shall be allocated by the Corporation or its Affiliates to the promotion of Social Objectives, during the Year or the Year immediately following such Year;

(c)	Ten per cent (10%) of Employee Pre-Tax Profits Before Profit Sharing of the Corporation for any Year shall be allocated, distributed or deducted during the Year immediately following such Year as follows:(i) firstly, to the Employee Equity Participation and Profit Sharing Plan or to Participating Employees and Non Participating Employees directly in accordance with their respective entitlements pursuant to such plan or arrangement; and (ii) secondly, in respect of the Corporation’s obligations under the Employee Pension Plan. Notwithstanding the foregoing, the Corporation may allocate, distribute or deduct a greater amount than the amount referred above (such greater amount is defined as the “Excess Amount”) to the extent that the amount available under subparagraph (ii), after taking into account the allocation and distribution under subparagraph (i) above, is not sufficient to satisfy the Corporation’s obligations in respect of the Employee Pension Plan pursuant to the terms of the Employee Pension Plan or under applicable law;

(d)	The aggregate incentive bonuses paid or payable to Corporate Management in respect of each Year of the Corporation shall not exceed six per cent (6%) of the Pre-Tax Profits Before Profit Sharing of the Corporation for such Year and base salaries shall be comparable to those in industry generally; provided, however, that Executive Management shall have the right to allocate the amount to be paid to individuals within Corporate Management as well as to determine the timing and manner (whether by shares or cash or otherwise) of payment.

EXHIBIT D

MAGNA E-CAR SYSTEMS LIMITED PARTNERSHIP

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

August 30, 2010

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

SCHEDULE “A”	TRANSFERRED ASSETS
SCHEDULE “B”	CONSTITUTION OF THE PARTNERSHIP
SCHEDULE “C”	TRANSFER OF PARTNERSHIP INTEREST
SCHEDULE “D”	GENERAL PARTNERSHIP UNIT CERTIFICATE
SCHEDULE “E”	LIMITED PARTNERSHIP UNIT CERTIFICATE

-iv-

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT is being entered into as of August 30, 2010.

BETWEEN:

MAGNA E-CAR SYSTEMS GP HOLDINGS INC.

a corporation incorporated under the laws of the Province of Ontario

(“Magna GP”)

- and -

MAGNA E-CAR SYSTEMS LP HOLDINGS INC.

a corporation incorporated under the laws of the Province of Ontario

(“Magna LP”)

RECITALS:

A.	MEV Europe Holdings Limited Partnership was formed as a limited partnership under the Act by MEV Europe Holdings Inc., as general partner, and Magna International Inc., as limited partner, pursuant to the Original Partnership Agreement on December 9, 2009.

B.	The name of the limited partnership was changed from “MEV Europe Holdings Limited Partnership” to “Magna E-Car Systems Limited Partnership” by the registration of a declaration under the Act on June 7, 2010.

C.	Through a series of transactions, Magna GP and Magna LP have succeeded to the partnership interests of MEV Europe Holdings Inc. and Magna International Inc. and have agreed to amend and restate the Original Partnership Agreement by replacing it in its entirety with this Agreement.

D.	Magna GP and Magna LP are entering into this Agreement to supersede and replace the Original Partnership Agreement and to use this Partnership as a vehicle to acquire the balance of, and carry on, the electric and hybrid-electric vehicle business described in this Agreement.

E.	After such acquisition has been completed, on the Effective Date Stronach GP will execute a counterpart of this Agreement, thereby becoming a party hereto, and will subscribe for General Partnership Units in accordance with Section 5.1.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

The terms defined herein shall have, for all purposes of this Agreement, including the recitals and schedules hereto, the following meanings, unless the context expressly or by necessary implication otherwise requires:

“Act” means the Limited Partnerships Act (Ontario), as amended from time to time.

“Additional Capital” has the meaning set out in subsection 5.2(b).

“Affiliate” has the meaning ascribed to the term “affiliated entity” in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Agreement” means this amended and restated Limited Partnership Agreement, as may be further amended from time to time.

“Ancillary Activities” has the meaning set out in subsection 3.1(d).

“Auditor” has the meaning set out in Section 2.5.

“Business Day” means a day other than a Saturday, a Sunday or a day when banks are not open for business in Toronto, Ontario.

“Chairman” has the meaning set out in Section 7.1.

“Constitution of the Partnership” has the meaning set out in Section 7.13.

“control” has the meaning ascribed to that term in section 1.7 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Cooperation Agreement” has the meaning set out in subsection 3.3(b).

“Distributable Cash” has the meaning set out in Section 6.3.

“Effective Date” means August 31, 2010.

“Event of Insolvency” means, in respect of a Partner:

(a)	the institution by the Partner of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound-up, in each case other than pursuant to a voluntary dissolution in accordance with section 237 of the Business Corporations Act (Ontario) or other similar provision;

(b)	the consent of the Partner to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it;

(c)	the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws (including the Companies’

Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada)) and the failure by the Partner to contest in good faith to any such proceeding within 45 days of becoming aware of the proceeding;

(d)	the consent by the Partner to the filing of any such petition or to the appointment of a receiver; or

(e)	the making by the Partner of a general assignment for the benefit of creditors.

“Fiscal Year” has the meaning set out in Section 2.4.

“GAAP” means the body of accounting principles or standards which are used from time to time by Magna to publicly report its financial results and which, as of the date of this Agreement, consist of accounting principles generally accepted in Canada.

“General Partners” means Stronach GP (once it has contributed its share of the Initial Capital and been issued General Partnership Units), Magna GP, their successors as general partners of the Partnership and such other Person(s) from time to time to whom General Partnership Units are issued or transferred in accordance with this Agreement and each shall be a “General Partner”.

“General Partnership Unit” has the meaning set out in subsection 5.3(b).

“General Partnership Unit Certificate” means a certificate evidencing ownership of one or more General Partnership Units substantially in the form of Schedule D, or as otherwise approved from time to time by the Management Committee.

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Initial Capital” has the meaning set out in subsection 5.1(b).

“Limited Partners” means (a) Magna LP, or any successor limited partner of the Partnership; and (b) such Person(s) from time to time to whom Limited Partnership Units are issued or transferred in accordance with this Agreement, and each shall be a “Limited Partner”.

“Limited Partnership Unit” has the meaning set out in subsection 5.3(b).

“Limited Partnership Unit Certificate” means a certificate evidencing ownership of one or more Limited Partnership Units substantially in the form of Schedule E, or as otherwise approved from time to time by the Management Committee.

“Magna” means Magna International Inc., which is an Affiliate of Magna GP and Magna LP.

“Magna Electronics” means Magna’s electronic systems operating group.

“Magna Steyr” means Magna’s complete vehicle engineering and assembly group.

“Management Committee” has the meaning set out in Section 7.1; provided that, prior to the Effective Date, all references to the Management Committee shall be read as referring to the General Partner(s).

“Managing Partner” means Stronach GP, or subject to the provisions of subsection 8.5(a) and Section 9.3, any successor of Stronach GP or permitted transferee of Stronach GP as provided in subsection 8.1(f); provided that, prior to the Effective Date, all references to the Managing Partner shall be read as referring to the General Partner(s).

“Members” has the meaning set out in Section 7.1.

“Notice” has the meaning set out in Section 11.1.

“Notice of Asset Sale” has the meaning set out in subsection 8.8(a).

“Notice of Pre-Emptive Right” has the meaning set out in subsection 5.2(b).

“Notice of Unit Sale” has the meaning set out in subsection 8.5(a).

“Original Partnership Agreement” means the Limited Partnership Agreement made as of the 9th day of December, 2009 between MEV Europe Holdings Inc., as general partner, and Magna, as limited partner.

“Partner” means any of the General Partners or the Limited Partners, and “Partners” means, collectively, the General Partners and the Limited Partners.

“Partnership” means Magna E-Car Systems Limited Partnership, the limited partnership which was originally formed as MEV Europe Holdings Limited Partnership pursuant to the Original Partnership Agreement.

“Partnership Business” has the meaning set out in subsection 3.1(c).

“Partnership Interest” has the meaning set out in Section 5.3.

“Person” means an individual, sole proprietorship, partnership, limited partnership, corporation, unlimited liability company, trust, unincorporated organization, association, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual.

“Receiver” has the meaning set out in Section 9.4.

“Related Parties” means two or more Persons who are not dealing at arm’s length with each other for purposes of the Income Tax Act and includes, without limitation, corporations which are Affiliates and individuals who are members of the same family.

“Second Notice of Unit Sale” has the meaning set out in subsection 8.5(c).

“Stronach GP” means Magna Vita Inc., a corporation incorporated under the laws of the Province of Ontario.

“Subsidiary” has the meaning ascribed to the term “subsidiary entity” in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Unit” means any of the General Partnership Units or the Limited Partnership Units.

“Unit Certificate” means a General Partnership Unit Certificate or a Limited Partnership Unit Certificate.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an article or section refers to the specified article or section of this Agreement.

1.3	Number, Gender

In this Agreement, words importing the singular number include the plural and vice versa, words importing any gender include all genders.

1.4	Accounting Terms

In this Agreement, accounting terms that are not defined herein shall be construed in accordance with GAAP.

1.5	Currency

In this Agreement, all dollar amounts are expressed in U.S. dollars.

1.6	Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

1.7	Limited Partnerships Act (Ontario)

All restrictions, limitations and prohibitions set forth in the Act which apply to limited partnerships shall be deemed to be set forth in this Agreement and are hereby incorporated by reference, except as may be expressly provided otherwise.

1.8	Paramountcy

Except where expressly indicated herein to the contrary, in the event of any conflict, inconsistency or ambiguity between the terms of this Agreement and the terms of any other agreement made between the parties hereto pertaining to the Partnership or any matter relating thereto, the terms of this Agreement shall govern.

1.9	Time

Time shall be of the essence of this Agreement.

1.10	Calculation of Time Periods

In computing any time periods fixed by this Agreement which are measured in days and not Business Days:

(a)	the day which marks the start of the time period is not counted, but the terminal day is counted;

(b)	days that are not Business Days are counted;

(c)	when the last day of any time period falls on a non-Business Day, the time period is extended to the next following Business Day; and

(d)	it is agreed by the parties hereto that any payment that may be due and payable on a non-Business Day may be made on the next following Business Day.

1.11	Interpretation of Inclusive Terms

In this Agreement, the term “includes” or “including” shall be read to mean “includes, without limitation” or “including, without limitation” unless the context otherwise requires.

1.12	Recitals

The parties hereto acknowledge that the recitals A to E set out on the first page of this Agreement are true and correct in all respects and are incorporated into and form an integral part of this Agreement.

ARTICLE 2

THE PARTNERSHIP

2.1	Formation of Limited Partnership

Magna GP and Magna LP hereby (i) confirm the formation of the Partnership as a limited partnership pursuant to the Act, (ii) confirm and acknowledge that the Partnership was registered as a limited partnership in accordance with the laws of Ontario by the registration of a declaration under the Act on December 9, 2009, (iii) confirm and acknowledge that the name of the Partnership was changed to its current name by the registration of a declaration under the Act on June 7, 2010 and (iv) confirm that the Partnership and the rights and duties of the Partners will be governed by this Agreement, the Act, the laws of the Province of Ontario generally and the applicable federal laws of Canada.

2.2	Name

The Partnership shall carry on business under the name “Magna E-Car Systems Limited Partnership” or such other name as the Management Committee may determine to be suitable.

2.3	Principal Office

The registered office and principal place of business of the Partnership shall be located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1. The business of the Partnership may be conducted at such other place or places as may from time to time be selected or approved by the Management Committee.

2.4	Fiscal Year

The fiscal year of the Partnership (the “Fiscal Year”) shall end on December 31 of each calendar year or such other date in each year as the Management Committee shall determine.

2.5	Auditor

The Management Committee shall, from time to time, appoint a qualified firm of chartered accountants to act as the auditor of the Partnership, to provide an audit report to the Partners on the annual financial statements of the Partnership and to fulfil such other responsibilities that such firm may properly be called upon to assume (the “Auditor”). The initial Auditor will be Ernst & Young LLP.

ARTICLE 3

BUSINESS OF THE PARTNERSHIP

3.1	Business of the Partnership

(a)	The Partnership will acquire, directly or indirectly, the operations of Magna’s E-Car Systems operating group (“E-Car Systems”) and certain related assets held by Magna Electronics and MagnaSteyr and use those operations and assets, together with the European operations and assets already owned, as a platform to develop and grow a successful electric and hybrid-electric vehicle business.

(b)	Following the execution of this Agreement by Magna GP and Magna LP, Magna and certain of its Subsidiaries will sell or contribute, directly or indirectly, to the Partnership (or to one or more of the Partnership’s wholly-owned Subsidiaries) the assets used exclusively by E-Car Systems and certain assets owned by Magna Electronics and MagnaSteyr, or the shares of the companies which hold those assets, which assets (together with the operations and assets already owned, directly or indirectly, by the Partnership) are valued at $75 million (as of March 31, 2010). This amount is subject to adjustment to reflect the value of additional E-Car Systems assets which were acquired by Magna and certain of its Subsidiaries between March 31, 2010 and the Effective Date and which assets will also be sold or contributed, directly or indirectly, to the Partnership (or to one or more of the Partnership’s wholly-owned Subsidiaries). A description of the assets to be transferred appears in Schedule A.

(c)	The principal business carried on by the Partnership, either directly or indirectly through one or more Subsidiaries, will be the design and engineering and the development and integration of electric and hybrid-electric vehicles of any type (including cars, vans, trucks, golf carts and bicycles), the development, testing and manufacture of batteries and battery packs for electric and hybrid-electric vehicles, or the investment in entities carrying on any portion of such business, all with a view to making a profit therefrom (collectively, the “Partnership Business”).

(d)	The Partnership may carry on activities which are reasonably ancillary to the Partnership Business in connection with electric vehicle technologies, including the design, manufacture and sale of systems, components and modules (including range-extenders) for electric and hybrid-electric vehicles, and exercise all powers incidental thereto or in furtherance thereof (such activities referred to collectively as the “Ancillary Activities”).

3.2	Filing of Certificates

(a)	In any circumstance as may from time to time be required to preserve the nature of the Partnership as a limited partnership under the laws of the Province of Ontario or to permit the Partnership to carry on the Partnership Business and Ancillary Activities in any jurisdiction, the General Partners shall cause to be executed and filed such certificates, instruments, declarations and documents as may be so required.

(b)	Each Partner shall execute and deliver as promptly as possible any documents that may be necessary or desirable to accomplish the purposes of this Agreement or to comply with the Act.

(c)	The General Partners shall take all necessary actions on the basis of information available to them in order to maintain the status of the Partnership as a limited partnership and to comply with the Act.

3.3	Operating Systems, Support Services and Cooperation Agreement

(a)	The Partnership will operate generally in accordance with the operating systems and the principles, policies and procedures which are applicable to Magna operating divisions from time to time, including those relating to financial controls and reporting.

(b)	For so long as the Management Committee requests, provided the Cooperation Agreement has not been terminated in accordance with its terms, Magna will provide the Partnership and its Subsidiaries with the support services which Magna provides to other Magna groups or divisions. The provision of such support services and payment therefor will be effected pursuant to the terms and conditions of a cooperation agreement between the Partnership and Magna, on behalf of themselves and their Subsidiaries (the “Cooperation Agreement”), which agreement will be entered into as of the Effective Date. In the event of any conflict between the provisions of the Cooperation Agreement and subsections 3.3(b) and (c) of this Agreement, the Cooperation Agreement shall have paramountcy.

(c)	The Partnership will not be obliged to pay any affiliation or management fees to Magna.

3.4	Title to Assets

Unless otherwise agreed by the General Partners, title to any real property or other assets in which the Partnership has an interest shall be held, at the discretion of the Management Committee, either by one of its Subsidiaries, or jointly in the names of the General Partners on behalf of the Partnership.

3.5	Partnership Property

All of the properties, real or personal, tangible or intangible, used in carrying on the Partnership Business and Ancillary Activities shall be assets of the Partnership. For greater certainty, notwithstanding Section 3.4, the General Partners will not receive or hold any of the assets of the Partnership on their own account but shall receive and hold assets of the Partnership jointly on behalf of the Partnership.

3.6	Restriction on Related Party Transactions

Except as permitted by Section 7.6 or 7.9 or contemplated by the Cooperation Agreement, the Partnership will not engage in any transaction with, or that involves, directly or indirectly, any of the General Partners or any Related Party to a General Partner. Magna and its Subsidiaries shall have a preferred opportunity to supply products and services to the Partnership on competitive terms, pursuant to the terms and conditions of the Cooperation Agreement.

3.7	Competing Interests

(a)	Each of Stronach GP and Magna GP, despite their status as General Partners, shall be entitled to carry on, engage in and participate in, whether financially or otherwise, and whether directly or indirectly through any of their Affiliates, any business of the same nature as, or otherwise competing with that of, the Partnership including the design, engineering, manufacture, assembly or sale of any electric vehicle or hybrid-electric vehicle components that may be manufactured by Magna or any of its Affiliates or operating groups now or in the future, and shall not be liable to account to any Partner or the Partnership therefor. All Partners are deemed to consent to all such activities by Stronach GP, Magna GP and their Affiliates; provided, that, in engaging in such activity, Stronach GP, Magna GP and their Affiliates do not use, directly or indirectly, any property or resources of the Partnership other than as permitted pursuant to the licensing provisions and other terms of the Cooperation Agreement.

(b)	The General Partners will not, and will cause their appointees on the Management Committee not to, permit or enable the Partnership to enter into any commitment, agreement, arrangement or understanding that binds or purports to bind any Affiliate of a Partner (other than the Partnership and its Subsidiaries) to a non-competition covenant.

3.8	Investment Restrictions

In accordance with the Constitution of the Partnership, the Partnership will not make any investments (whether by debt, equity, guarantee or otherwise) unrelated to the Partnership

Business and the Ancillary Activities if the aggregate of all such investments would exceed 20% of the total Partners’ equity, as set forth in the consolidated balance sheet of the Partnership at the end of the fiscal quarter of the Partnership immediately preceding the date of investment. For greater certainty, this provision does not apply to restrict the Partnership from investing cash of the Partnership which is not immediately required to fund the operations of the Partnership in financial investments which are suitable for a short term investment horizon.

3.9	Powers

The Partnership and the General Partners, subject to Article 7, shall have the power and authority to do and to perform any and all things necessary for, incidental to or connected with carrying on the Partnership Business, including the Ancillary Activities.

3.10	Business Plan

For the purpose of allowing representatives of Stronach GP and Magna GP to properly consider the proposed business plan and budget for the Partnership, at least sixty (60) days prior to the beginning of each Fiscal Year, the Management Committee shall hold a meeting to enable the Members, and other representatives of Stronach GP and Magna GP who may be invited to participate, to consult with each other before the proposed business plan and budget are formally submitted to the Management Committee for approval.

ARTICLE 4

LIABILITY AND STATUS OF PARTNERS

4.1	Liability of the Limited Partners

The liability of each Limited Partner for the debts, expenses, liabilities, losses and obligations of the Partnership shall be limited to the capital contributed by such Limited Partner. Subject to the provisions of the Act, a Limited Partner shall not:

(i)	be obliged to make any further contribution to the capital of the Partnership in excess of the capital it has agreed to contribute in accordance with Section 5.1;

(ii)	have any personal liability whatsoever in its capacity as a Limited Partner, whether to the Partnership, to any of the Partners or to the creditors of the Partnership, in each case, for the debts, expenses, liabilities, losses or obligations of the Partnership; or

(iii)	be liable for, or required to restore, any deficit in such Partner’s capital account.

The Partnership will operate in all jurisdictions in such a manner so as to ensure, to the greatest extent possible, limited liability for the Limited Partners.

4.2	Liability of the General Partners

(a)	The liability of the General Partners for the debts, expenses, liabilities, losses and obligations of the Partnership shall be unlimited.

(b)	The General Partners shall not be personally liable to the Partnership or the Limited Partners in connection with any act or omission except as expressly set out in this Agreement.

(c)	Except as otherwise expressly provided in this Agreement, the General Partners shall not be personally liable for the return of all or any part of the capital contributed by the Limited Partners. None of the General Partners shall be liable for, or required to restore, any deficit in such Partner’s capital account.

4.3	Limited Powers of Limited Partners

No Limited Partner, in its capacity as a Limited Partner, shall:

(a)	take part in the control of the business or affairs of the Partnership;

(b)	execute any document that binds, or purports to bind, the Partnership or a Partner other than itself;

(c)	hold itself out as having the power or authority to bind the Partnership or a Partner other than itself;

(d)	undertake any obligation or responsibility on behalf of the Partnership; or

(e)	bring an action for partition or sale in respect of any or all of the property of the Partnership or register or permit any encumbrance in respect of such property.

4.4	Representations, Warranties and Covenants of the General Partners

Each General Partner represents, warrants and covenants to each Limited Partner and to each other that:

(a)	the Partnership is and will continue to be a limited partnership validly existing under the laws of the Province of Ontario;

(b)	the Partnership is and will continue to be duly registered and qualified to carry on business in each jurisdiction where it is necessary or advisable to be so registered or qualified;

(c)	such General Partner has and will continue as long as it remains a General Partner of the Partnership to have the capacity and authority to act as a General Partner and to perform its obligations under this Agreement without being in material default under any agreement relating to the Partnership by which it is bound;

(d)	such General Partner will exercise its powers and authorities as a General Partner, and cause its appointees who serve as Members, to manage the business and affairs of the Partnership in a reasonable and prudent manner and act in the best interests of the Limited Partners and the Partnership;

(e)	the Partnership Agreement constitutes a legal, valid and binding obligation of such General Partner, enforceable against such General Partner in accordance with its terms;

(f)	such General Partner is and will continue as long as it remains a General Partner of the Partnership to be “resident” in Canada at all times for the purposes of the Income Tax Act;

(g)	such General Partner has and will maintain the registrations necessary for the conduct of its business, and has and will continue to have all licences and permits necessary to carry on its business as contemplated in this Agreement in all jurisdictions where the activities of the General Partner on behalf of the Partnership require such licensing or other form of registration; and

(h)	the only fees payable by the Partnership or the Limited Partners to such General Partner are those contemplated or specified by this Agreement, if any.

4.5	Representations and Warranties of Limited Partners

Each Limited Partner represents, warrants and declares to the General Partners and to each other that it is a person resident in Canada for the purposes of the Income Tax Act, or if the Partner is a partnership, it represents, warrants and declares that it is a “Canadian partnership” as defined in section 102 of the Income Tax Act.

ARTICLE 5

PARTNERSHIP INTERESTS AND CAPITAL

5.1	Initial Capital

(a)	Magna GP and Magna LP agree that their initial interests in the Partnership, being the partnership interests of MEV Europe Holdings Inc. and Magna which Magna GP and Magna LP have succeeded to, shall be converted into General Partnership Units and Limited Partnership Units on the following basis:

Magna GP - 1 General Partnership Unit

Magna LP - 100 Limited Partnership Units

(b)	The initial capital of the Partnership (the “Initial Capital”) shall consist of $300,000,000, including both the capital represented by the initial interests in the Partnership described in subsection 5.1(a) and the capital contributed pursuant to subsection 5.1(d). The Partners will contribute the following amounts as Initial Capital and will be issued the following Units on the dates shown below:

Partner	Date	Initial Capital	Units Issued	Total Units Held on Effective Date
Stronach GP	Effective Date	$80,000,000	80,000 General Partnership Units	80,000 General Partnership Units

Magna GP	August 31, 2010 and Adjustment Date	$219,000,000	218,999 General Partnership Units	219,000 General Partnership Units

Magna LP	August 31, 2010	$1,000,000	900 Limited Partnership Units	1,000 Limited Partnership Units

		$300,000,000	299,899 Units	300,000 Units

(c)	A portion of the Initial Capital contributed by Magna GP and Magna LP will be effectively satisfied by the transfer of certain vehicle electrification assets (including those described in Schedule A) to the Partnership on the basis and at the aggregate price described in subsection 3.1(b). The balance of the Initial Capital, including the amount contributed pursuant to subsection 5.1(d), will be contributed in cash.

(d)	Stronach GP, Magna GP and Magna LP acknowledge and agree that, Magna GP shall contribute a portion of its share of the Initial Capital to the Partnership, as promptly as practicable following the Effective Date, in an amount to be determined pursuant to the provisions of the interest purchase agreement between Magna GP and the Partnership dated August 31, 2010, without any increase in the number of General Partnership Units held by Magna GP set out in subsection 5.1(b). The date of contribution of such portion of the Initial Capital is referred to as the “Adjustment Date.”

5.2	Additional Funding of the Partnership

(a)	No Partner shall be obliged to make any capital contribution, or provide any further funding or financial assistance including the provision of any guarantee, to the Partnership, beyond its respective contribution of the Initial Capital. The Management Committee shall determine the amount of and terms upon which the Partnership may incur any debt financing, from time to time, provided that, no Partner shall be obliged to provide any guarantees or other financial assurances to secure, or otherwise in connection with, any such debt financing or any funding obtained from a governmental authority.

(b)	Other than in regard to the issuance or exercise of any incentive options referred to in subsection 7.3(g), if the Management Committee determines that it is in the best interests of the Partners to raise additional capital of the Partnership, the Management Committee shall give a written notice to the Partners (a “Notice of Pre-emptive Right”) specifying the aggregate amount determined by the Management Committee to be required as additional contributions (the “Additional Capital”), the pro rata share of the Additional Capital being requested from each Partner and the subscription amount per unit (which will be the same amount for General Partnership Units as for Limited Partnership Units).

(c)	Each Partner will have a pre-emptive right, exercisable by giving written notice to the Management Committee within thirty (30) days of receipt of a Notice of Pre-emptive Right, to maintain its proportionate ownership interest in the Partnership, with the General Partners having the right to subscribe for General Partnership Units and the Limited Partners having the right to subscribe for Limited Partnership Units.

(d)	If each Partner confirms in writing to the Management Committee that it will subscribe for its pro rata share of the Additional Capital, then the General Partners shall subscribe for additional General Partnership Units and the Limited Partners shall subscribe for additional Limited Partnership Units, at the same price per unit, such that the respective proportionate interests of the Partners in the Partnership are maintained.

(e)	If any Partner determines not to exercise its pre-emptive right, the other Partners may, at their option, subscribe for all or part of the Additional Capital not taken up by the other Partners during the thirty (30) day period following the expiry of the period in subsection 5.2(c) above; provided that, the General Partners shall receive only General Partnership Units and the Limited Partners shall receive only Limited Partnership Units.

(f)	If all or any part of the Additional Capital is not taken up by the Partners, the Management Committee may admit other Persons as Limited Partners, as contemplated by the other provisions of this Agreement, and accept subscriptions for Limited Partnership Units from such Persons, in order to raise the balance of the Additional Capital not taken up by the existing Partners during the one hundred and twenty (120) day period following the expiry of the period in subsection 5(e) above.

5.3	Partnership Interest

(a)	The interest of a Partner in each item of income, gain, loss, deduction and credit of the Partnership (“Partnership Interest”) shall, subject to Article 6, be in the same proportion as the number of Units held by that Partner is to the aggregate number of Units held by the Partners from time to time.

(b)	The interest of the Partners shall be divided into and represented by:

(i)	an unlimited number of general partnership units (each a “General Partnership Unit”), each representing a proportionate share of the aggregate interests of the General Partners in the Partnership; and

(ii)	an unlimited number of limited partnership units (each a “Limited Partnership Unit”), each representing a proportionate share of the aggregate interests of the Limited Partners in the Partnership.

(c)	The Limited Partnership Units shall not entitle the holder thereof to any voting rights except as expressly set out in this Agreement.

5.4	Attributes of Units

The Units shall have attached thereto the preferences, rights, restrictions, conditions and limitations as provided in this Agreement and each holder of Units will have the right to receive Distributable Cash and allocations of profits and losses as provided in this Agreement.

5.5	Separate Capital Accounts

(a)	A separate capital account shall be maintained for each Partner. Such capital account shall be credited with (i) the amount of capital contributed from time to time by that Partner (and where such contribution to capital is made by way of a transfer of property, the amount of such capital shall be equal to the value as agreed upon by the Partners as at the time of the contribution of such property to capital) and (ii) the amount of any income allocated to that Partner by the Partnership, and shall be reduced by (iii) the amount of any distribution to or withdrawal of capital by that Partner and (iv) the amount of any loss allocated to that Partner by the Partnership.

(b)	No Partner shall be entitled to withdraw any part of its contributed capital except upon (i) the dissolution of the Partnership or (ii) the liquidation of the assets of the Partnership, and such withdrawal shall be in the form of cash unless the Management Committee decides to distribute such capital in the form of property, in which case the value of such property shall be as determined by the Auditor as at the date of such distribution.

(c)	No Partner shall be entitled to receive any distribution except as permitted by the Act, other applicable laws and this Agreement.

5.6	No Interest on Capital Contributions

The Partners shall not be entitled to be paid any interest on the amount of their capital accounts.

5.7	Unit Certificates

(a)	Upon any issuance of General Partnership Units or Limited Partnership Units pursuant to the provisions of this Agreement, the Management Committee will cause such issuance to be recorded in the securities register of the Partnership maintained pursuant to subsection 7.5(b)(iv) and will deliver to the Partner a General Partnership Unit Certificate or Limited Partnership Unit Certificate, as applicable, specifying the number of General Partnership Units or Limited Partnership Units represented thereby.

(b)	Every Unit Certificate must be signed by at least one member of the Management Committee appointed by the Managing Partner, so long as it is a General Partner, and at least one member of the Management Committee appointed by Magna GP, as long as it is a General Partner.

(c)	If a Unit Certificate is defaced, lost, destroyed or wrongfully taken, the Partner in whose name such Unit Certificate was issued shall be entitled to have a replacement Unit Certificate issued in substitution therefor, provided that, the Partner requesting such replacement Unit Certificate must (i) provide to the Management Committee an agreement, in form satisfactory to the Management Committee, indemnifying and holding harmless the Partnership from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new Unit Certificate, and (ii) satisfy any other reasonable requirements imposed by the Management Committee.

5.8	Securities Transfer Act

Each Partnership Interest, each Unit and each Unit Certificate shall be a security for purposes of the Securities Transfer Act, 2006 (Ontario) and for purposes of any other similar legislation in any other relevant jurisdiction.

ARTICLE 6

PROFITS, LOSSES AND DISTRIBUTIONS

6.1	Determination of Profits and Losses

Profits and losses of the Partnership for any Fiscal Year will be determined in accordance with GAAP. The Management Committee shall have the right, in computing the income or loss of the Partnership for income tax purposes, to adopt different treatment of particular items and to make and revoke such elections on behalf of the Partnership, as the Management Committee may deem to be in the best interests of the Partners not inconsistent with this Agreement.

6.2	Allocation of Profits and Losses

Unless the Partners otherwise agree in writing, the aggregate profits or losses of the Partnership for a Fiscal Year shall be allocated at the end of each Fiscal Year to the General Partners and Limited Partners as of the last day of the Fiscal Year in question, in accordance with the distribution formula for Distributable Cash set out in Section 6.3.

6.3	Distributions of Available Cash to Partners

The Management Committee shall determine on an annual basis, but in no event later than March 31 of each year, the amount of cash on hand of the Partnership that is derived from any source and that is determined by the General Partners not to be required for use in connection with the Partnership Business or Ancillary Activities (“Distributable Cash”). The Distributable Cash shall be distributed to the Partners forthwith after such determinations as follows:

(i)	to each General Partner – an amount equal to that proportion of the Distributable Cash which is equal to the number of its General Partnership Units divided by the total number of all Units outstanding as of the date of determination; and

(ii)	to each Limited Partner – an amount equal to that proportion of the Distributable Cash which is equal to the number of its Limited Partnership Units divided by the total number of all Units outstanding as of the date of determination.

The Partnership will comply with the distribution policy set out in the Constitution of the Partnership.

6.4	Tax Returns

Each Partner shall prepare and file such documents as may be required to be prepared and filed under the Income Tax Act or any other applicable tax legislation and shall include in its computation of income the income or loss of the Partnership for tax purposes as may be determined and allocated to it pursuant to this Article 6. The Management Committee and the General Partners will cause the Partnership to provide reasonable assistance to each Limited Partner (including making any applicable filings) to obtain any available tax refunds, credits, exemptions from withholding and benefits of any applicable tax treaties or similar relief with respect to any taxes imposed as a result of the Partnership’s activities or investments. The Limited Partner requesting the assistance will promptly reimburse the Partnership for any out-of-pocket costs incurred by the Partnership in providing such assistance.

6.5	Allocation of Tax Credits

Subject to the provisions of the Income Tax Act, tax credits and other allocations that may be made for tax purposes other than by way of a distribution or appropriation of assets of the Partnership will be allocated as at the end of the relevant Fiscal Year to the Partners as of the last day of the Fiscal Year in question, in the proportions in which profits or losses for that Fiscal Year were allocated to the Partners pursuant to Section 6.2. Notwithstanding the above, additional allocations of “investment tax credits” (as defined in the Income Tax Act) may be allocated to those Partners which are not “specified members” (as defined in subsection 248(1) of the Income Tax Act) in accordance with subsection 127(8.3) of the Income Tax Act and in proportion to the number of Units held by such Partners.

6.6	Review by Auditor

The Management Committee will, at the request of any Limited Partner, at the Partnership’s expense, instruct the Auditor to review any allocation or distribution, and the decision of the Auditor will be final and binding.

ARTICLE 7

MANAGEMENT OF THE PARTNERSHIP

7.1	Management Committee of General Partners

(a)	Commencing on the Effective Date, the Partnership shall have a management committee (the “Management Committee”) composed of five (5) members (“Members”) appointed as follows, subject to the provisions of subsection 8.7:

(i)	the Managing Partner, as long as it is a General Partner, shall be entitled to appoint three (3) Members (including the chairman of the Management Committee (the “Chairman”)); and

(ii)	Magna GP, as long as it is a General Partner, shall be entitled to appoint two (2) Members.

(b)	The initial Members, commencing on the Effective Date, shall be:

Managing Partner appointees:	Frank Stronach (Chairman)

Belinda Stronach

Frank Walker

Magna GP appointees:	Vincent J. Galifi

Jeffrey O. Palmer

(c)	In the event that any Member of the Management Committee resigns or ceases to serve as a Member for any other reason, the General Partner who appointed such Member shall be entitled to appoint a replacement Member to represent such General Partner on the Management Committee by giving written notice of such appointment to the other General Partners.

(d)	Any Member may delegate his authority to act as a Member to another Person, provided that written notice of the appointment of such delegate is provided to the General Partners and the provisions of Section 7.8 applicable to the Members shall apply to such delegate.

(e)	No Member (or delegate of a Member) shall be entitled to any fees or other compensation for serving as a Member (or delegate).

7.2	Powers of the Management Committee

Subject to the terms of this Agreement and the Act, the business and affairs of the Partnership shall be managed and controlled exclusively by the General Partners. At all times after the Management Committee is formed as of the Effective Date, the General Partners shall exercise such management and control through the Management Committee. The Management Committee shall have all the necessary powers to manage, control and operate the business and affairs of the Partnership and to do or cause to be done any and all acts necessary, appropriate, convenient or incidental thereto. The power of the Management Committee to represent the Partnership to third parties is unrestricted and no Person dealing with the Partnership will be required to inquire into the authority of the Management Committee to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

7.3	Authority and Responsibilities of the Management Committee

Without limiting the generality of the provisions contained in Section 7.2 or any other specific power of a General Partner set out in this Agreement, but subject to any restrictive provision expressly set out in this Agreement or the Act, the Management Committee shall have the full power and authority of a general partner under the Act to take the following actions, or to direct that one or more of the General Partners take such actions on written instructions from the Management Committee:

(a)	to execute and carry out all agreements on behalf of the Partnership involving matters or transactions which are within the ordinary course of the Partnership Business and the Ancillary Activities;

(b)	to open and operate bank accounts in the name of the Partnership, including naming signing officers for those accounts;

(c)	to borrow or lend money on behalf of the Partnership and to permit an encumbrance on any or all of the Partnership’s assets to secure any such borrowing;

(d)	to hold meetings between the Management Committee, in its capacity as a committee of the General Partners, and any employees or independent contractors who have been retained to provide services to the Partnership;

(e)	to hold meetings of the Members (in person or by any other means of communication whereby all participants may hear each other) for such purposes and to conduct such business as they may determine, including to review budgets, plans and forecasts, to set policies and to review extraordinary items and transactions, as applicable, and the Management Committee shall arrange for the preparation of written minutes of each such meeting;

(f)	to retain advisors, consultants, agents, legal counsel and other experts that the Management Committee considers appropriate, at the expense of the Partnership;

(g)	to grant or provide long-term equity compensation incentives to senior management of the Partnership or its Subsidiaries (excluding Frank Stronach, any member of his family or any beneficiary of the Stronach Trust), including in the form of options or earn-in arrangements to acquire real or phantom Limited Partnership Units; provided that, the potential dilution represented by all such options or arrangements does not exceed ten per cent (10%) of the aggregate amount of Units outstanding from time to time (ie, on a rolling basis);

(h)	to manage, control and develop all of the activities of the Partnership and to take all measures necessary or appropriate for the Partnership Business or the Ancillary Activities;

(i)	to execute any and all other deeds, documents and instruments and do all acts as may be necessary or desirable to carry out the intent and purpose of this Agreement;

(j)	to adopt treatment of certain items for income tax purposes which may be different from the accounting treatment of the same items for financial reporting purposes, and to make and revoke elections made for income tax purposes on behalf of the Partnership, as the Management Committee may deem appropriate and in the best interests of the Partners and not inconsistent with this Agreement;

(k)	to make distributions to the Partners in accordance with this Agreement;

(l)	to file all such declarations and do all such acts required to maintain the Partnership as a limited partnership;

(m)	to file tax elections, designations or agreements on behalf of the Partnership or to designate a General Partner to file such elections, designations or agreements on behalf of the Partnership or the Partners relating to the Partnership’s activities; and

(n)	to carry out any other activity it determines to be necessary or desirable to carry out the purposes of the Partnership.

7.4	Tax Elections and Agreements

Each General Partner is, at the direction of the Management Committee, authorized to execute on behalf of the Partnership any tax election, designation or agreement on behalf of the Partnership or the Partners relating to the Partnership’s activities as such General Partner deems appropriate in accordance with the directions of the Management Committee.

7.5	Meetings of the Management Committee

(a)	The Chairman or any other Member may call a meeting of the Management Committee on ten (10) days notice, or such shorter notice as may be agreed upon by the Members, which notice will set out the agenda topics for the meeting. The quorum for all meetings of the Management Committee shall be three (3) Members (or their delegates, provided that written notice of the appointment of such delegates has been provided in accordance with subsection 7.1(d)), including at least two (2) Members appointed by the Managing Partner and one (1) Member appointed by Magna GP. If a quorum is not present at a Management Committee meeting, the meeting shall be reconvened on at least five (5) Business Days notice, unless the Members unanimously agree to a shorter notice period. At the reconvened meeting, a quorum shall exist as long as any three (3) Members (or their delegates, subject to the requirement to give notice of the appointment of such delegates in accordance with subsection 7.1(d)) are present; provided, however, that in all cases a majority of Members present (excluding any who have agreed to participate solely as observers) shall be appointees of the Managing Partner.

(b)	The Management Committee shall prepare and maintain (or cause to be prepared and maintained), at the Partnership’s registered office or at such other place in Ontario designated by the Management Committee,

(i)	this Agreement, and any amendments hereto;

(ii)	minutes of meetings and resolutions of the Management Committee and any subcommittee thereof;

(iii)	a register of Members (and any delegates that may be appointed in accordance with subsection 7.1(d)) in which are set out the names and residence addresses, while Members (or delegates), including the street and number, if any, of all Persons who are or have been Members (or delegates) with the several dates on which each became or ceased to be a Member (or delegate);

(iv)	a securities register which records the securities issued by the Partnership in registered form and the date and particulars of each issuance, distribution, transfer, redemption or cancellation;

(v)	copies of any material agreements related to the Partnership; and

(vi)	any other records or documents that the Partnership is required to prepare or maintain in accordance with the Act.

7.6	Management Committee Resolutions

All matters duly presented to a meeting of the Management Committee for decision shall be decided by a simple majority vote of the Members present (with the Chairman to have a casting vote in the event of an equality of votes); provided, that, any of the following matters will require approval by a majority of Members that includes at least one Member appointed by Magna GP:

(a)	a transaction with, or that involves, directly or indirectly, the Managing Partner or any Person who is a Related Party to the Managing Partner;

(b)	any amendment to, or waiver of, the Constitution of the Partnership;

(c)	the appointment of an Auditor which is not an internationally recognized accounting firm;

(d)	the sale, lease or exchange of all or substantially all the assets of the Partnership, unless Magna GP has been given a Notice of Asset Sale in accordance with the provisions of Section 8.8 and Magna GP confirms that it does not wish to accept the offer contained therein, or fails to accept such offer within thirty (30) days of its receipt;

(e)	the liquidation, dissolution or termination of the Partnership;

(f)	for greater certainty, the creation of a new class of partnership units that has priority over the Limited Partnership Units with respect to the return of capital contributions, the allocation of profits and losses, or any distributions of cash or other property of the Partnership; and

(g)	for greater certainty, any amendments to the rights of Magna GP pursuant to this Section 7.6.

7.7	Limitations on Authority of the Limited Partners

Without derogating from the limitations contained in Section 4.3, any Limited Partner may from time to time:

(a)	examine into the state and progress of the business of the Partnership and advise as to its management;

(b)	act as a contractor for or an agent or employee of the Partnership or of any General Partner; or

(c)	act as a surety for the Partnership.

Each Limited Partner shall comply with the provisions of the Act in force or in effect from time to time and shall not take any action which will jeopardize or eliminate the status of the Partnership as a limited partnership.

7.8	Exercise of Powers by Members

Each Member and his delegate(s), if any, shall, in exercising his powers, act honestly and in good faith with a view to the best interests of the Limited Partners and the Partnership and shall exercise the care, diligence and skill that a reasonably prudent Person would exercise in similar circumstances. Each of Stronach GP and Magna GP will cause its appointees who serve as Members, and their delegates, to vote on Management Committee resolutions, and to otherwise act, in full compliance with the provisions of this Agreement.

7.9	Services

The duties of the General Partners in their capacity as general partners of the Partnership shall be carried out by the Management Committee, by officers or employees of the General Partners or by independent contractors retained by the Management Committee or General Partners for such purposes. Notwithstanding the provisions of Sections 3.6 and 7.6 which restrict the Partnership from engaging in transactions with or involving certain Persons, the Management Committee may cause the Partnership to employ or retain any Person (including any General Partner) to provide services to the Partnership in connection with the Partnership Business or the Ancillary Activities.

7.10	Delegation

The Management Committee may cause the Partnership to retain any Person to provide services to the Partnership or to carry out any of the duties of the Management Committee or the General Partners and may delegate to such Person any power and authority of the Management Committee or the General Partners hereunder, including the powers and authority set out in Section 7.3, but no such retainer or delegation shall relieve the Management Committee or the General Partners of any of their obligations hereunder.

7.11	Transactions with Affiliates

Subject to Sections 3.6 and 7.6, the validity of any transaction, agreement or payment involving the Partnership and one or more Partners, or any Affiliate of a Partner, shall not be invalidated or otherwise affected by reason of the relationship between the Partner and the Partnership or the Partner or Partnership and such Affiliate, or by reason of the approval of the said transaction, agreement or payment by the directors of a General Partner, all or some of whom may be officers, directors or shareholders of or otherwise interested in or related to such Affiliate.

7.12	Indemnity

The Partnership shall indemnify a Member (or delegate thereof), former Member (or delegate thereof) or a Person who acts or acted at the Partnership’s request as a director or officer or other similar executive for another body corporate or other organization of which the Partnership is or was a shareholder (or other type of equity-holder) or creditor, and such Person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by it or him in respect to any civil, criminal or administrative action or proceeding to which it or he is made a party by reason of being or having been a Member, director, officer or other similar executive of such body corporate or other organization, to the full extent permitted by law, provided that such individual (i) has not breached this Agreement or applicable law, and (ii) has acted honestly and in good faith with a view to the best interests of the Partnership or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or other similar executive at the Partnership’s request. The Partnership is authorized to enter into agreements evidencing its indemnity in favour of the foregoing Persons to the full extent permitted by law and may purchase and maintain insurance against the risk of its liability to indemnify pursuant to this provision.

7.13	Constitution

Commencing on the Effective Date, the Partnership will adopt a constitution (the “Constitution of the Partnership”), in substantially the form attached as Schedule B. The Constitution of the Partnership will be deemed, from and after the Effective Date, to form an integral part of this Agreement and will not be amended or waived except in accordance with subsection 7.6(b).

ARTICLE 8

TRANSFER OF INTERESTS OR SALE OF ASSETS

8.1	Transfer of Partnership Interests

(a)	No Partner shall transfer, directly or indirectly, including by way of sale, assignment, amalgamation or other disposition transaction, its Units or Partnership Interest, in whole or in part, to any Person (such an act being referred to in this Article 8 as a “transfer of a Partnership Interest”) unless (i) such transfer is expressly permitted by this Article 8; and (ii) the requirements of the Act have been complied with. Any other purported transfer of a Partnership Interest shall be null and void and the General Partners shall refuse to register any such transfer in the books and records of the Partnership.

(b)	Subject to Section 8.2, any Partner may transfer all or any part of its Partnership Interest to an Affiliate of such Partner, without the prior written consent of any other Partner, for tax, estate-planning or corporate organization purposes, provided that the transferee agrees in writing, in a form satisfactory to the other Partners, to be bound by this Agreement and to re-transfer such Partnership Interest to an Affiliate of the Person who controlled the transferring Partner as of the date of the original transfer in the event that the transferee subsequently ceases to be an Affiliate of such Person.

(c)	A transfer of a Partnership Interest in whole or in part shall not cause a dissolution of the Partnership.

(d)	If the Units held by a Partner represent all or substantially all of the assets of such Partner, a proposed sale, assignment or other disposition of the equity interests in the Partner which would result in an indirect transfer of a Partnership Interest shall be treated as a proposed transfer of the Partnership Interest held by such Partner and the provisions of this Article 8 shall apply, mutatis mutandis, to such transaction.

(e)	Any transfer including by way of sale, assignment, mortgage, charge, amalgamation or other disposition transaction, directly or indirectly, of the equity interests in Stronach GP to a Person who is not an Affiliate of Stronach GP immediately prior to such transfer shall be prohibited, unless the General Partnership Units held by Stronach GP are first transferred to a corporation that will continue to be an Affiliate of the Stronach Trust pursuant to subsection 8.1(b) and Section 8.2. In the event that such a prohibited transfer of equity interests occurs, Stronach GP will be deemed to have given a Notice of Unit Sale to Magna GP immediately prior to such transfer specifying a price per Unit which is equal to the net book value per Unit of the Partnership and Magna GP shall have the right, in its discretion, to purchase such General Partnership Units at such price.

(f)	For greater certainty, if Stronach GP transfers all of its General Partnership Units to an Affiliate of Stronach GP pursuant to subsection 8.1(b), the Affiliate transferee shall be entitled to all the rights and benefits held by Stronach GP under this Agreement immediately prior to such transfer including, if applicable, the right to act as, and to exercise all the power and authority of, the Managing Partner.

8.2	Transfer Requirements

Any transfer of a Partnership Interest shall not be effective unless the transferee has delivered to the Management Committee:

(a)	a form of transfer, in the form attached as Schedule C, executed by the transferor and the transferee;

(b)	a counterpart of this Agreement signed by the transferee, or a document signed by the transferee pursuant to which the transferee agrees to be bound by the terms of this Agreement (including giving the representations and warranties set out in Section 4.4 or 4.5, as applicable);

(c)	evidence or assurances, satisfactory to the Management Committee acting reasonably, that the transferee is a person resident in Canada for purposes of the Income Tax Act, or if the transferee is a partnership, that it is a “Canadian partnership” as defined in section 102 of the Income Tax Act; and

(d)	such other documents or instruments that any General Partner may consider necessary or advisable to effect the transfer including evidence that the proposed transfer is not prohibited by this Agreement.

The transferring Partner shall reimburse the Partnership for all reasonable expenses (including legal fees) relating to the transfer of its Partnership Interest.

8.3	Deemed Consent

Where a transferee is otherwise entitled to be admitted to the Partnership as a Partner under this Agreement, all Partners shall be deemed to consent to the transferee being admitted to the Partnership and authorize the transferring Partner to constitute the transferee a substituted Partner without the need of any further act of the Partners. The declaration of partnership of the Partnership and the other records of the Partnership shall be amended, if necessary, in accordance with the provisions of the Act, and all other steps shall be taken which, in the opinion of the Management Committee, are reasonably necessary to admit such Person as a substituted Partner, and such Person shall thereupon become a substituted Partner.

8.4	Pledges

No Partner shall pledge, charge, grant a security interest in, mortgage, hypothecate or otherwise encumber its Units, Partnership Interest or Unit Certificates, or any rights or benefits in respect thereof (or allow any such encumbrance to exist), without the prior written consent of each General Partner.

8.5	Right of First Offer; Right of First Refusal and Tag-along Right

(a)	If any Partner desires to sell or otherwise transfer some or all of the Units or Partnership Interests held by such Partner (the “Sale Units”) to a person other than a sale or transfer to an Affiliate in accordance with subsection 8.1(b), then such Partner (the “Selling Partner”) shall first give a notice in writing (a “Notice of Unit Sale”) to the other Partners (the “Offeree Partners”) indicating that the Selling Partner is willing to sell the Sale Units. The Notice of Unit Sale shall set out the price at which, and the other terms upon which, the Sale Units are offered for sale. If the Sale Units are General Partnership Units, the Notice of Unit Sale shall also indicate to what extent, if any, the rights of the General Partner to appoint Members pursuant to this Agreement will be conveyed to the purchaser of the Sale Units, rather than being retained by the Selling Partner, in accordance with the provisions of Section 8.7. Each Offeree Partner shall, within ten (10) Business Days of receipt of the Notice of Unit Sale, inform the Selling Partner in writing whether:

(i)	such Offeree Partner wishes to purchase its pro rata share of the Sale Units, in which case there shall be deemed to be a binding agreement of purchase and sale between the Selling Partner as vendor and such Offeree Partner as purchaser at the sale price provided for in the Notice of Unit Sale and with the closing arrangements and other terms provided in Section 8.6; or

(ii)	such Offeree Partner rejects the offer contained in the Notice of Unit Sale.

(b)	If an Offeree Partner rejects such offer or fails to give notice of its intentions within ten (10) Business Days of receipt of the Notice of Unit Sale to the Selling Partner, the Selling Partner shall be at liberty to seek a bona fide arm’s length purchaser for such Offeree Partner’s pro rata share of the Sale Units.

(c)	Upon finding a bona fide arm’s length purchaser (the “Proposed Purchaser”) for any Sale Units not purchased in accordance with subsection 8.5(a) (the “Remaining Sale Units”), the Selling Partner shall give a notice in writing (the “Second Notice of Unit Sale”) to each Offeree Partner specifying:

(i)	the name of the Proposed Purchaser;

(ii)	the price on a per Unit basis (without regard to whether the Units being sold are General Partnership Units or Limited Partnership Units) which the Proposed Purchaser has agreed to pay, and the cash equivalent of such price, if not payable fully in cash, for the Remaining Sale Units (the “Proposed Purchaser’s Price”);

(iii)	the closing date, which shall not be less than 30 days after the expiration of the last of the applicable time periods in this Section 8.5;

(iv)	all other terms and conditions relating to the proposed sale to the Proposed Purchaser, including the terms of payment and the time of completion; and

(v)	attaching a copy of any agreement or other offer between the Selling Partner and the Proposed Purchaser, which agreement or offer shall include the agreement of the Proposed Purchaser to honour any exercise of the Tag-Along Right (as defined below),

(the provisions of subsections 8.5(c)(iii) and (iv) are referred to, collectively, as the “Sale Terms”).

(d)	Upon receipt of a Second Notice of Unit Sale, each Offeree Partner shall have the right to:

(i)	purchase its pro rata share of the Remaining Sale Units at the Proposed Purchaser’s Price (without regard to whether the Units being sold are General Partnership Units or Limited Partnership Units), or the cash equivalent of such price, if not payable fully in cash, and upon the Sale Terms (provided, however, that the Sale Terms shall be deemed to include the provisions of Section 8.6, which in the event of conflict or inconsistency, shall govern); or

(ii)	sell its pro rata share of the Offeree Partner’s Units to the Proposed Purchaser on the Sale Terms and at the same price on a per Unit basis (the “Tag-Along Right”),

by giving written notice of its intentions within ten (10) Business Days of receipt of the Second Notice of Unit Sale to the Selling Partner of such Offeree Partner’s intention either to purchase its pro rata share of such Remaining Sale Units on the Sale Terms or to sell its pro rata share of the Offeree Partner’s Units to the Proposed Purchaser on the Sale Terms.

(e)	If an Offeree Partner fails to give notice of its intentions within ten (10) Business Days of receipt of the Second Notice of Unit Sale or elects not to exercise its rights to purchase or sell Units pursuant to subsection 8.5(d), the Selling Partner shall be free to sell such Remaining Sale Units to the Proposed Purchaser, for a price not less than the Proposed Purchaser’s Price and on terms substantially the same as, and in any event no more favourable to such third party purchaser than, those set out in the Sale Terms, without further notice to the Offeree Partner, at any time within one hundred and twenty (120) days of the Offeree Partner’s receipt of the Second Notice of Unit Sale, subject to the provisions of Section 8.2.

(f)	If the Offeree Partner exercises its Tag-Along Right, the Selling Partner shall not be permitted to sell any of the Remaining Sale Units to the Proposed Purchaser unless the Proposed Purchaser purchases both Remaining Sale Units and Offeree Partner’s Units, on a pro rata basis, on the Sale Terms and at the same price as the Proposed Purchaser’s Price on a per Unit basis.

8.6	Closing Arrangements for Notice of Unit Sale or Second Notice of Unit Sale

(a)

The closing of the purchase by an Offeree Partner of Sale Units or Remaining Sale Units from a Selling Partner (the “Closing”) shall take place not later than the twentieth (20th) Business Day after the Offeree Partner informs the Selling Partner in writing that it wishes to accept an offer contained in either a Notice of Unit Sale or a Second Notice of Unit Sale to purchase such Units, at the principal place of business of the Partnership specified in Section 2.3.

(b)	At the Closing:

(i)	the Offeree Partner shall pay the purchase price for the Sale Units or Remaining Sale Units as determined in accordance with Section 8.5 by wire transfer of immediately available funds to an account designated by the Selling Partner; and

(ii)	the Selling Partner shall execute all such instruments of transfer and ancillary documents as may be reasonably requested by the Offeree Partner or otherwise required to effect the transfer pursuant to this Agreement.

8.7	General Partner Appointment Rights

If a General Partner desires to sell or otherwise transfer less than all of the General Partnership Units held by such General Partner in circumstances where such General Partner is obliged to give a Notice of Unit Sale, the Selling Partner shall have the discretion to determine to what extent, if any, the rights of the Selling Partner to appoint Members pursuant to this Agreement will be conveyed to the purchaser of the Sale Units, with the remainder of the appointment rights of such General Partner pursuant to this Agreement to be retained by the Selling Partner. The Selling Partner shall confirm how such appointment rights will be allocated in any Notice of Unit Sale or Second Notice of Unit Sale given by it pursuant to this Agreement.

8.8	Sale of Assets

(a)	If the Partnership receives an unsolicited bona fide offer to purchase or otherwise acquire all or substantially all the assets of the Partnership from a third party which is not a Related Party of Stronach GP or Magna GP (the “Third Party Offer”), the Managing Partner may either:

(i)	submit the Third Party Offer to the Management Committee for consideration, without first issuing a Notice of Asset Sale, in which event the Third Party Offer will require approval by a majority of Members that includes at least one Member appointed by Magna GP in order for the Partnership to accept it; or

(ii)	give a notice in writing (the “Notice of Asset Sale”) to Magna GP indicating that Magna GP has the right, which is described more fully in subsection 8.8(c), to acquire such assets.

(b)	The Notice of Asset Sale shall include a copy of the Third Party Offer which sets out the price and other terms of the offer, and shall set out a full description of the assets covered thereby (the “Subject Assets”) if such a description is not included in the Third Party Offer.

(c)	Magna GP shall, within thirty (30) days of receipt of a Notice of Asset Sale, inform the Managing Partner in writing whether:

(i)	Magna GP wishes, either itself or on behalf of one or more of its Affiliates, to accept the offer to purchase or otherwise acquire the Subject Assets from the Partnership on the terms set out in the Third Party Offer accompanying the Notice of Asset Sale, in which case there shall be deemed to be a binding agreement of purchase and sale between the Partnership or the relevant Subsidiary of the Partnership, as vendor, and Magna GP or such Affiliate(s) of Magna GP as it may specify, as purchaser, at the sale price and on the other terms provided for in the Third Party Offer; or

(ii)	Magna GP rejects the offer contained in the Notice of Asset Sale.

(d)	If the Third Party Offer included with a Notice of Asset Sale contains any element of non-cash consideration, or any terms which Magna is incapable of performing, Magna shall be entitled to accept such offer pursuant to subsection 8.8(c) by providing cash consideration to the Partnership (or other consideration, if acceptable to the Partnership) with an equivalent fair market value to any non-cash consideration which it does not wish or is unable to provide, and by providing equivalent compensation to the Partnership for any term of the Third Party Offer which it is incapable of performing.

(e)	If Magna GP rejects the offer contained in the Notice of Asset Sale, or fails to accept such offer within thirty (30) days of its receipt, the Management Committee may accept the Third Party Offer on behalf of the Partnership, provided that it closes the asset sale transaction within ninety (90) days of the expiry of such thirty (30) day period and such transaction is approved by a majority of Members (ie, the special approval requirements of Section 7.6 will not apply in these circumstances).

ARTICLE 9

DISSOLUTION OF THE PARTNERSHIP

9.1	Dissolution

Subject to the Act and Section 9.2, the Partnership may be dissolved or terminated only with the unanimous written consent of the General Partners and the Limited Partners. Notwithstanding any rule of law or equity to the contrary, the Partnership shall not be dissolved or terminated except as provided herein. In particular, the Partnership shall continue notwithstanding the dissolution of, death of or Event of Insolvency in respect of any Partner, the admission of a new Partner or the transfer of any Units, unless the Partnership is dissolved or terminated as aforesaid.

9.2	Conversion from Partnership to Corporation

If the Management Committee so determines, whether in connection with a decision to effect an initial public offering of securities (an “IPO”) or otherwise, to reorganize the Partnership into a corporation, such reorganization shall be effected on the following basis:

(a)	the corporation will have a share capital structure which is comprised of two (2) classes of shares which have the same economic rights and entitlements on a per share basis, with one class carrying twenty (20) votes per share (the “Multiple Voting Shares”) and the other class carrying a single vote per share (the “Subordinate Voting Shares”);

(b)	the General Partnership Units held by the Managing Partner will be exchanged for 100% of the Multiple Voting Shares;

(c)	the other General Partnership Units and all the Limited Partnership Units will be exchanged, based on the same exchange ratio, for Subordinate Voting Shares;

(d)	there will be “coat-tail” protection for the benefit of the holders of Subordinate Voting Shares in the event of a take-over bid;

(e)	any such reorganization shall, to the extent possible, be structured to occur on a tax-deferred basis under the Income Tax Act; and

(f)	the governance arrangements and transfer restrictions contemplated by this Agreement will terminate upon the completion of an IPO, but the corporation which succeeds the Partnership shall adopt a Corporate Constitution similar to the Corporate Constitution contained in Magna’s Restated Articles of Incorporation dated August 28, 2008. Such Corporate Constitution could only be amended or waived by a separate class vote of the holders of the Subordinate Voting Shares.

9.3	Deemed Resignation

(a)	A General Partner shall be deemed to have resigned as General Partner immediately upon the occurrence of any Event of Insolvency in respect of such General Partner and, if there are no other General Partners at the time, as soon as possible, a successor to the resigning General Partner shall be admitted to the Partnership with the consent of the holders of a majority of the Limited Partnership Units.

(b)	On the effective date of the deemed resignation of a General Partner as contemplated by subsection 9.3(a) above, the Partnership shall return to the departing General Partner the amount that it contributed to the capital of the Partnership.

(c)	If a successor General Partner is admitted to the Partnership, the Partnership Interest of the departing General Partner shall be automatically transferred and assigned from the departing General Partner to the successor General Partner in consideration for the successor General Partner assuming the obligations and duties of the departing General Partner under this Agreement, the successor General Partner shall become a party to this Agreement and forthwith assume the obligations and duties of the departing General Partner hereunder and the departing General Partner shall do all things and take all steps necessary or advisable to transfer: (i) title to all the real property and other assets in which the Partnership has an interest, (ii) management of the business of the Partnership and (iii) the books, records and accounts of the Partnership to the successor General Partner and shall execute and deliver all documents and instruments necessary or advisable to effect such transfers.

9.4	Liquidation of Partnership Assets

In the event of the dissolution of the Partnership, the Management Committee (or in the event of an Event of Insolvency in respect of a General Partner, a receiver (the “Receiver”) selected by the other General Partner(s)) shall commence to wind up the affairs of the Partnership and to liquidate its assets diligently and expeditiously. The Partners shall continue to share the profits and losses of the Partnership during the period of liquidation in the same proportion as before the dissolution. The Management Committee (or the Receiver) shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of the assets of the Partnership pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial economic conditions.

9.5	Distributions of Capital on Liquidation or Dissolution

The proceeds of the liquidation and any other funds of the Partnership shall be applied and distributed in the following order:

(a)	first, to pay and discharge all of the Partnership’s debts, obligations and liabilities, including the expenses of its liquidation;

(b)	second, to establish any reserves which the Management Committee (or the Receiver) may deem necessary or advisable for any contingent or unforeseen debts, liabilities or obligations of the Partnership; said reserves may be paid over by the Partnership to a bank or trust company acceptable to the Management Committee (or the Receiver) in escrow to be held by it for the purpose of distributing such reserves in payment of any such liabilities or obligations, and at the expiration of such period as the Management Committee (or the Receiver) shall deem advisable, distributing the balance, if any, thereafter remaining, in the manner provided in subsection 9.5(c); and

(c)	third, any balance remaining shall be distributed to the Partners in accordance with their respective Partnership Interests.

Other than as aforesaid, there shall be no distributions of capital unless unanimously agreed to by the Partners.

9.6	Dissolution

Notwithstanding the above, if the General Partners agree, the dissolution may be undertaken in a manner to comply with the provisions of subsection 85(3), subsection 98(3) or subsection 98(5) of the Income Tax Act.

ARTICLE 10

ACCOUNTING AND REPORTING

10.1	Books of Account

The Management Committee shall ensure that full, complete and accurate books of account and records of the Partnership with respect to the Partnership’s business and financial affairs, including financial and accounting records and financial statements prepared in accordance with GAAP and proper records of all transactions pertaining to the Partnership, are maintained at the principal place of business of the Partnership. Such books of account and records shall be prepared and maintained in accordance with all policies and procedures generally applicable to Magna operating divisions from time to time, including all accounting and records retention policies and procedures, and shall be available for review by any Partner on reasonable notice during business hours. Without limiting the generality of the foregoing right of access, each General Partner and its representatives shall be afforded the reasonable opportunity by the Management Committee and the Partnership to perform an internal audit and make a full investigation of all aspects of the financial affairs of the Partnership at any time at the expense of such General Partner. The Management Committee shall instruct the Auditor to answer all reasonable questions from any General Partner relating to the financial affairs of the Partnership.

10.2	Quarterly Reports

Within 25 days of the end of each quarter of each Fiscal Year (other than the fourth quarter), the Management Committee shall send or cause to be sent to each Partner:

(a)	a balance sheet as of the end of such quarter, as well as a statement of income for the Partnership for such quarter (neither of which need be audited, but each of which shall be prepared in accordance with GAAP to the extent applicable to interim statements);

(b)	a statement of each Partner’s capital account as well as detailed calculations of any distributions made by the Partnership in such quarter; and

(c)	such other financial information in respect of such period as (i) in the opinion of the Management Committee, is material to the business of the Partnership; or (ii) is requested by any Partner, acting reasonably.

10.3	Annual Reports

In addition to the reports required pursuant to Section 10.2, within 45 days of the end of each Fiscal Year, the Management Committee shall send or cause to be sent to each Partner a report including the information required by subsections 10.2(b) and (c) in respect of the fourth quarter of such Fiscal Year, as well as:

(a)	a balance sheet as of the end of such Fiscal Year and statements of income, Partner’s equity and changes in financial position for such Fiscal Year, all of which shall be prepared in accordance with GAAP and accompanied by the report of the Auditor thereon; and

(b)	such other information in respect of the particular period as (i) in the opinion of the Management Committee, is material to the business of the Partnership; or (ii) is requested by any Partner, acting reasonably.

Each Partner will have the right to require the Management Committee to provide to such Partner any additional information in respect of the Partnership’s activities, progress and status as such Partner reasonably requests, provided that the Management Committee would not incur any material expense in doing so. The Management Committee shall, as it considers reasonably necessary, provide the Limited Partners with continuous feedback, market information and updates in relation to material events that affect or may affect the Partnership Business as and when they occur. The delivery of any financial statement or other information required by Section 10.2 or 10.3 may be waived by unanimous written consent of all Partners.

10.4	Taxation

The Management Committee shall send or cause to be sent, in a timely manner, to each Person who was a Partner at any time during a Fiscal Year, such information and documents as are necessary for such Person to make appropriate tax filings with respect to that Fiscal Year. The Management Committee shall file or cause to be filed, on behalf of the Partners, annual Partnership information returns and any other information required to be filed under the Income Tax Act and any other applicable tax legislation in respect of Partnership matters.

10.5	Electronic Delivery

Any reports or other information and documentation to be sent to a Partner under this Article may be in electronic form and may be sent by electronic means.

ARTICLE 11

NOTICES

11.1	Notices

Any notice, demand, request, consent, agreement or approval (a “Notice”) required by or given pursuant to this Agreement shall be made in writing and shall be validly given if it is delivered by facsimile transmission, by electronic mail, by registered mail or if delivered personally to a representative of the other party at the following address:

(a)	to the Managing Partner (for Notices given on or after the Effective Date):

14875 Bayview Avenue

Aurora, Ontario

Canada L4G 3G8

Attention: President

Facsimile: 905-841-8193

with a copy to:

Miller Thomson LLP

Scotia Plaza, 40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention: John Campbell

Facsimile: 416-595-8695

Email: jcampbell@millerthomson.com

(b)	to Magna GP:

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention: General Counsel

Facsimile: 905-726-7173

Email: riccardo.trecroce@magna.com

(c)	to the Management Committee, by sending a copy of the Notice to each of the Members at their latest address as shown in the register of Members of the Partnership;

(d)	to Magna LP:

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention: General Counsel

Facsimile: 905-726-7173

Email: riccardo.trecroce@magna.com

(e)	to the other Limited Partners, at their latest address as shown in the securities register or other records of the Partnership or at any address which a party may inform the other by Notice pursuant to this Agreement. If a method of transmission of notice is inoperative, the notifying party shall use another method. A notice shall be deemed to have been received on the day of its receipt if sent by e-mail or telecopier on a Business Day between 9:00 am and 5:00 p.m. or if delivered personally on a Business Day between 9:00 am and 5:00 p.m., or on the first Business Day following the date of its receipt if sent by e-mail or telecopier or personal delivery on a non- Business Day or after 5:00 p.m. on a Business Day, or on the third Business Day following the date on which it was sent by registered mail.

ARTICLE 12

GENERAL

12.1	No Representations

The Partners agree that there are no representations and warranties by any of them with respect to this Agreement except for those representations and warranties which are expressly set out in Sections 4.4 and 4.5.

12.2	Non-Waiver

No consent to or waiver of any breach or default by any Partner in the performance of its obligations hereunder shall be effective unless in writing and signed by the Person to be bound thereby. No such consent or waiver shall be deemed or construed to be a consent to or waiver of any other breach or default in the performance by such Partner of the same or any other obligations of such Partner hereunder. Failure on the part of any Partner to complain of any act or failure to act of any other Partner or to declare any other Partner in default, irrespective of how long such failure continues, shall not constitute a waiver by such Partner of its rights hereunder.

12.3	Rights of Partners Independent

The rights available to each Partner under this Agreement and at law shall be deemed to be several and not dependent on each other and each such right shall be accordingly construed as complete in itself and not by reference to any other such right. Any one or more and/or any combination of such rights may be exercised by a Partner from time to time and no such exercise shall exhaust the rights or preclude the other Partner from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

12.4	Confidentiality

Each of the Partners agrees to keep in the strictest confidence all information pertaining to the Partnership to which it may have access as a Partner, subject to the rights of the Partners to:

(a)	give any potential purchaser of their Partnership Interest any relevant information about the Partnership for the purpose of allowing it to determine the advisability of purchasing such Partnership Interest, provided however that the said potential purchaser sign in advance a confidentiality agreement with the selling Partner;

(b)	disclose any information they are compelled to disclose under any law, regulation, judgement or order;

(c)	disclose any information which is public knowledge; and/or

(d)	disclose any information to its solicitors, advisors, consultants, officers, appraisers, directors and employees, and those of its Subsidiaries or its parent company, if need be, provided that they are made aware of and agree to be bound by the provisions of this Section 12.4.

For greater certainty, this Section 12.4 shall not prevent or restrict any Partner which is itself, or has an Affiliate which is, subject to public company reporting obligations under applicable securities law or the regulations of any stock exchange from making any disclosure related to the Partnership or the Partnership Business which it believes is required in order for such Partner or Affiliate to comply with such laws or regulations.

12.5	Applicable Law

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties attorn to the courts of Ontario at Toronto and choose it as the appropriate place for the hearing of any claim resulting from the interpretation, application, performance, coming into force, validity and effects of the Agreement.

12.6	Further Assurances

The Partners shall, from time to time and upon every reasonable written request so to do, give all such further assurances as may be required for more effectually implementing and carrying out the true intent and meaning of this Agreement.

12.7	Successors and Assigns

All of the provisions of this Agreement shall be binding upon the Partners and their respective successors and permitted assigns and shall enure to the benefit of and be enforceable by them.

12.8	Entire Agreement

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior understandings or agreements, whether or not in writing, of the parties hereto or their Affiliates with respect thereto including the Original Partnership Agreement and the Term Sheet attached as Schedule “C” to the Transaction Agreement dated May 6, 2010 between Magna, 446 Holdings Inc. and The Stronach Trust, as amended or revised.

12.9	Counterparts and Facsimiles

This Agreement can be signed in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall form only one original document.

12.10	Limited Partner Not a General Partner

In the event any provision of this Agreement should have the effect of imposing upon a Limited Partner any of the obligations of a General Partner, such provision shall be of no force or effect and shall not be considered a part of this Agreement, but the remainder of this Agreement shall continue in effect.

12.11	Amendments

This Agreement may be amended only by an instrument in writing signed by all the Partners.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first above written.

MAGNA E-CAR SYSTEMS GP HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

MAGNA E-CAR SYSTEMS LP HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

The undersigned, as parties to the Original Partnership Agreement, expressly consent and agree to the amendment of that Agreement by replacing it, in its entirety, with this Agreement.

MEV EUROPE HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

MAGNA INTERNATIONAL INC.

By:
Name:
Title:

By:
Name:
Title:

The undersigned hereby executes this Agreement, in counterpart, with the intention that it will become a party hereto as of the Effective Date.

MAGNA VITA INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

Transferred Assets

The assets to be transferred as described in subsection 3.1(b) (the “Transferred Assets”) consist of all of the assets of the Magna E-Car Systems Group of Magna and certain assets related to the electric and hybrid-electric vehicle businesses of Magna Electronics (collectively, “Magna E-Car”), in all cases as more fully described in the Management Information Circular / Proxy Statement, dated May 31, 2010, as supplemented and amended by a Supplement to Management Information Circular/Proxy Statement dated July 8, 2010, in connection with the Arrangement involving Magna, Magna E-Car Systems Limited Partnership, the Stronach Trust, and the other parties named in the Plan of Arrangement.

Without limiting the generality of the foregoing, the Transferred Assets include the following:

(a)	all rights under the contracts, agreements, equipment leases, licenses, purchase orders, customer sales agreements and other agreements relating to the Magna E-Car Business, including:

(i)	Development and Supply Agreement, dated August 7, 2009, by and between Magna E-Car Systems of America, Inc. and Ford Motor Company, regarding the C346 BEV Vehicle Program (“Project M”), subject to certain rights reserved by Magna;

(ii)	Supply Agreement, dated March 9, 2009, by and between Daimler AG and Magna Steyr Fahrzeugtechnik AG & Co, KG, regarding the NCV2 Vito Vehicle Program (“Project Bolt”), as previously assigned to the Magna E-Car Systems Group;

(iii)	Purchase Agreement, dated March 24, 2004, by and between Volvo Powertrain AB and Magna Steyr Fahrzeugtechnik AG & Co, KG, regarding the Volvo Truck Program (the “Volvo Program”), as previously assigned to the Magna E-Car Systems Group;

(iv)	General Motors Purchase Order 08VK0005 issued to Magna Electronics Inc. on April 20, 2010, in connection with the supply of a chassis control module for the GM K2XX Program (the “GM Program” and, together with Project M, Project Bolt and the Volvo Program, the “Production Programs”);

(v)	License and Technical Services Agreement, dated June 10, 2009, by and between Magna E-Car Systems Inc. and Kokam Co. (“Kokam”);

(vi)	Kokam Lithium-ion Battery Plant Production Equipment ordered by Magna E-Car Systems Inc. pursuant to MAT-PO 46544 (the “Kokam PO”);

(vii)	various purchase orders issued to suppliers in connection with the Production Programs; and

(viii)	the Cooperation Agreement and Sourcing Agreement each dated May 2010, by and between Volvo Car Corporation and Magna Electronics Europe GmbH & Co., KG, in connection with, among other things, the supply of the inverter and on-board charger for the Volvo P312H Program.

(b)	all machinery, equipment, tools, dies, production fixtures, maintenance machinery and equipment, computers, software, telecommunication systems, fittings and other office equipment, furniture, leasehold improvements and construction in progress that are at facilities leased or owned by Magna E-Car or elsewhere (supplier, client or other) and that are used exclusively in the Magna E-Car business, including:

(i)	tooling, equipment and other fixed assets owned by Magna E-Car in connection with the Production Programs;

(ii)	the Kokam Lithium-ion Battery Plant Production Equipment ordered pursuant to the Kokam PO;

(iii)	the Tawas battery and materials test lab equipment located at 4121 N. Atlantic Boulevard, Auburn Hills, Michigan; and

(iv)	tooling, equipment and other fixed assets located at facilities leased by Magna Electronics Inc. located at 10456 N. Holly Road, Holly, Michigan and 1935/1955 Enterprise Drive, Rochester Hills, Michigan.

(c)	all goodwill and intellectual or intangible property rights relating exclusively to the Magna E-Car business, including inventions, discoveries, trade secrets, processes, formulas, know-how, Canadian, United States and foreign patents, patent applications, licenses, trade names, trademarks, trademark registrations, applications for trademark registrations, copyrights, copyright registrations, certification marks, industrial designs, technical expertise, research data and other similar property or rights to any know-how or disclosure or use of ideas (collectively, “Intellectual Property”), including:

(i)	Intellectual Property developed by Magna E-Car Systems of America, Inc. and Magna E-Car Systems GmbH & Co OG in respect of systems integration work performed with respect to the Production Programs;

(ii)	certain Intellectual Property related primarily to electric and hybrid-electric vehicle applications transferred to Magna E-Car Systems GmbH & Co OG by Magna Steyr Fahrzeugtechnik AG & Co, KG, including those patents and patent applications listed on Schedule 1 to the Cooperation Agreement; and

(iii)	certain Intellectual Property related primarily to electric and hybrid-electric vehicle applications transferred to Magna E-Car Systems of America, Inc. by Magna Electronics Inc. including those patents and patent applications listed on Schedule 1 to the Cooperation Agreement;

(d)	all rights under applications made for loans and grants to be awarded by federal, provincial and local governmental authorities, solely to the extent that such rights relate to the business of Magna E-Car (subject to certain rights reserved by Magna) including:

(i)	the Loan Application with respect to a loan to be made, in part, to Magna E-Car Systems Inc. by the Government of Canada pursuant to the Automotive Innovation Fund;

(ii)	the Grant Application with respect to a grant to be awarded, in part, to Magna E-Car Systems Inc. by the Province of Ontario pursuant to the Next Generation of Jobs Fund;

(iii)	the Grant Application with respect to a grant to be awarded to Magna E-Car Systems of America, Inc. by the U. S. Department of Energy pursuant to the Recovery Act Electric Drive Vehicle Battery and Component Manufacturing Initiative Funding Opportunity Number: DE-FOA-000026; and

(iv)	the Loan Application with respect to a loan to be made to Magna E-Car Systems of America, Inc. by the U. S. Department of Energy pursuant to the Advanced Technology Vehicles Manufacturing Incentive Program.

(e)	all rights to real estate, whether owned or leased, by Magna E-Car, including:

(i)	82,185 square foot industrial building located at 4121 N. Atlantic Boulevard, Auburn Hills, Michigan and owned by Magna E-Car Systems of America, Inc.; and

(ii)	rights under leases held by Magna Electronics Inc. for facilities located at 10456 N. Holly Road, Holly, Michigan and 1935/1955 Enterprise Drive, Rochester Hills, Michigan.

(f)	all (i) books, (ii) payment records, (iii) accounts, (iv) customer lists, (v) environmental reports or studies, (vi) correspondence, (vii) production records, (viii) technical, accounting, manufacturing and procedural manuals, (ix) engineering data, (x) development and design data, (xi) plans, blueprints, specifications and drawings, and (xi) such other records and documents pertaining exclusively to the business of Magna E-Car and confidential or other information, whether in written, printed, electronic or computer printout form, utilized exclusively in the conduct of, or pertaining exclusively to, the business of E-Car;

(g)	any and all accounts, accounts receivable, notes and notes receivable of Magna E-Car;

(h)	all rights of Magna E-Car under express or implied warranties from the suppliers of the Transferred Assets, to the extent that such rights are assignable or transferable;

(i)	all inventories of raw materials, work-in-progress, goods in transit, finished goods, office supplies and packaging materials, maintenance supplies, spare parts and similar items used in the Magna E-Car business;

(j)	all assignable and transferable approvals, authorizations, certifications, consents, variances, permissions, licenses and permits to or from, or filings, notices or recordings to or with, federal, state, foreign, provincial and local governmental authorities as held or effected by Magna E-Car solely in connection with the Magna E-Car business;

(k)	all prepaid expenses and deposits recorded on the books and records of the Magna E-Car business; and

(l)	all right, title and interest in the shares of, or partnership interests in, Magna E-Car Systems GmbH & Co. OG, Magna E-Car USA Limited Partnership, Magna E-Car Systems USA Holdings Inc. and Magna E-Car Systems Europe Holdings Inc.

SCHEDULE B

Constitution of the Partnership

Definitions

1.	As used in this Constitution, unless the context otherwise requires:

(a)	“After-Tax Profits” means the net income or net loss of the Partnership as set forth in its audited consolidated statement of income or loss for the relevant Fiscal Year, adjusted to deduct extraordinary gains as set forth in its audited consolidated statement of income or loss;

(b)	“Available Equity” means the total Partners’ equity of the Partnership as set forth in its consolidated balance sheet as of the relevant date;

(c)	“Employee Equity Participation and Profit Sharing Plan” means the deferred profit sharing plan to be established for the employees of the Partnership and its Subsidiaries, as amended from time to time, or any other profit sharing plan, retirement plan or other arrangement for employees of the Partnership and/or its Subsidiaries which contemplates investment in whole or in part in the equity of Magna International Inc., and/or the equity of and/or participation in the profits of the Partnership and/or its Subsidiaries;

(d)	“Employee Pension Plan” means any pension plan, retirement plan or other arrangement to be established for the employees of the Partnership and/or its Subsidiaries that is in addition to the Employee Equity Participation and Profit Sharing Plan;

(e)	“Employee Pre-Tax Profits” means Pre-Tax Profits adjusted to either deduct the pre-tax profits or add back the pre-tax losses of any operating unit of the Partnership which does not participate in the Employee Equity Participation and Profit Sharing Plan, such amounts to be calculated in the manner provided for in this Constitution to the extent such amounts were included in Pre-Tax Profits;

(f)	“Employee Pre-Tax Profits Before Profit Sharing” means an amount which is the total of Employee Pre-Tax Profits and those amounts actually deducted in calculating Employee Pre-Tax Profits pursuant to paragraphs 5(c) and (d) of this Constitution (other than any such amounts deducted in respect of the Excess Amount as such term is defined in paragraph 5(c) of this Constitution);

(g)	“Investment” means direct or indirect investment of whatever kind, including without limitation, by way of equity or the giving of financial assistance by means of a loan, guarantee or otherwise;

(h)	“Partnership Agreement” means the amended and restated limited partnership agreement between Magna Vita Inc., Magna E-Car Systems GP Holdings Inc. and Magna E-Car Systems LP Holdings Inc., dated as of August 30, 2010, of which this Constitution forms a part, as the same may be amended from time to time in accordance with its provisions;

(i)	“Partnership Management” collectively means all Persons who participate in the consolidated net income of the Partnership as part of their compensation arrangements for services provided;

(j)	“Pre-Tax Profits” means After-Tax Profits, adjusted to add back the provisions for income taxes and minority interests or to deduct the recoveries for income taxes and minority interests as set forth in the Partnership’s audited consolidated statement of income or loss for such Fiscal Year;

(k)	“Pre-Tax Profits Before Profit Sharing” means an amount which is the total of: (i) Pre-Tax Profits; and (ii) those amounts actually deducted in calculating Pre-Tax Profits pursuant to paragraphs 5(c) and (d) of this Constitution (other than any such amounts deducted in respect of the Excess Amount as such term is defined in paragraph 5(c) of this Constitution);

(l)	“Social Objectives” means objectives that are from time to time, in the sole opinion of the Management Committee, of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social, or other useful nature to the communities in which the Partnership or its Subsidiaries operate; and

(m)	“Unrelated Business” means any business engaged in by the Partnership that, at the time of Investment, does not relate to the Partnership Business or Ancillary Activities; provided, however, that a business shall be deemed to cease to be an Unrelated Business if the net profits after tax of such business exceed on average five per cent (5%) of the aggregate of all Investments made by the Partnership or its Subsidiaries in such business for two (2) out of any three (3) consecutive Fiscal Years subsequent to the initial date of Investment in such business.

All words and expressions defined in the Partnership Agreement shall have the same meanings when used in this Constitution, unless the context otherwise requires.

Capital of the Partnership

2.	No resolution of the Management Committee purporting to create a new class or series of partnership units:

(a)	having control or voting rights of any kind; or

(b)	having rights to participate in the profits of the Partnership or in distributions of cash or other property of the Partnership in priority over the Limited Partnership Units;

shall be effective unless, in addition to any other approval required by the Act or the Partnership Agreement, such resolution is approved by a resolution passed by a majority of the members of the Management Committee, including at least one member appointed by Magna GP.

Investment Policy

3.	Unless specifically approved by a resolution passed by a majority of the members of the Management Committee, including at least one member appointed by Magna GP, the Partnership shall not make an Investment in an Unrelated Business where such Investment together with the aggregate of all other Investments made in Unrelated Businesses prior to the date thereof exceeds twenty per cent (20%) of the Available Equity of the Partnership at the end of the fiscal quarter immediately preceding the date of the Investment.

Policy Regarding Distributions to Partners

4.	Unless otherwise approved by a resolution passed by a majority of the members of the Management Committee, including at least one member appointed by Magna GP, the Partners shall be entitled to receive and the Partnership shall pay, out of the moneys of the Partnership properly applicable to the payment of distributions to Partners, non-cumulative distributions in respect of each Fiscal Year so that the aggregate of the distributions paid or payable in respect of such Fiscal Year by the Partnership:

(a)	is equal to at least ten per cent (10%) of its After-Tax Profits for the Fiscal Year; and

(b)	is, on average, equal to at least twenty per cent (20%) of its After-Tax Profits for the Fiscal Year and the two (2) immediately preceding Fiscal Years.

Distribution Policy

5.	Unless otherwise approved by a resolution passed by a majority of the members of the Management Committee, including at least one member appointed by Magna GP, the Partnership shall be required to make distributions in accordance with the following provisions:

(a)	A minimum of seven per cent (7%) of Pre-Tax Profits of the Partnership for any Fiscal Year shall be allocated to research and development, during the Fiscal Year or the Fiscal Year immediately following such Fiscal Year;

(b)	A maximum of two per cent (2%) of Pre-Tax Profits of the Partnership for any Fiscal Year shall be allocated by the Partnership or its Subsidiaries to the promotion of Social Objectives, during the Fiscal Year or the Fiscal Year immediately following such Fiscal Year;

(c)

Ten per cent (10%) of Employee Pre-Tax Profits Before Profit Sharing of the Partnership for any Fiscal Year shall be allocated and/or distributed during the Fiscal Year immediately following such Fiscal Year as follows: (i) firstly, to the Employee Equity Participation and Profit Sharing Plan or to current or future employees of the Partnership and its Subsidiaries directly in accordance with their respective entitlements pursuant to such plan or arrangement; and (ii) secondly, in respect of the Partnership’s obligations under the Employee Pension Plan, if in existence. Notwithstanding the foregoing, the Partnership may allocate, distribute or deduct a greater amount than the amount referred to above (such greater amount is defined as the “Excess Amount”) to the extent that the amount available under subparagraph (ii), after taking into account the allocation and distribution under subparagraph (i) above, is not sufficient to satisfy the Partnership’s obligations in respect of the Employee Pension Plan pursuant to the terms of the Employee Pension Plan or under applicable law;

(d) The aggregate incentive bonuses and other variable cash compensation paid or payable to Partnership Management in respect of each Fiscal Year of the Partnership shall not exceed six per cent (6%) of the Pre-Tax Profits Before Profit Sharing of the Partnership for such Fiscal Year and base salaries and other fixed compensation shall be comparable to those in industry generally; provided, however, that the Management Committee shall have the right to allocate the amount of incentive bonuses and other variable cash compensation to be paid to any Person who is included in Partnership Management, subject to the six per cent (6%) aggregate threshold, as well as to determine the timing and manner (whether in the form of Limited Partnership Units or cash or otherwise) of payment.

SCHEDULE C

Transfer of Partnership Interest

TO:                      The Management Committee

Transferor:        —

Transferee:        —

The undersigned Transferor hereby transfers to the undersigned Transferee (the “Transfer”) all of its right, title and interest in          (specify number) General Partnership Units and          (specify number) Limited Partnership Units of Magna E-Car Systems Limited Partnership (the “Partnership”).

The Transferee hereby accepts the Transfer and acknowledges that it is being made pursuant to the terms of an amended and restated limited partnership agreement dated as of August 30, 2010, as the same may be further amended from time to time, between the general partners and limited partners of the Partnership (the “Agreement”).

The Transfer will become effective once the following has been completed:

(a)	if the subject matter of the Transfer includes General Partnership Units, and the Transferee previously did not own any General Partnership Units, a declaration of change is filed under the Limited Partnerships Act (Ontario) (the “Act”) noting the admission of a new General Partner to the Partnership;

(b)	if the subject matter of the Transfer includes Limited Partnership Units, the record of limited partners maintained by the Partnership has been amended to record the Transferee as the owner of the Limited Partnership Units transferred hereby; and

(c)	all other requirements for the Transfer to be effective which are prescribed by the Agreement, or the Act (if any).

DATED this      day of             , 20    .

[NAME OF TRANSFEROR]		[NAME OF TRANSFEREE]

By:		By:
	—		—

By:		By:
	—		—

SCHEDULE D General Partnership Unit Certificate

PARTNERSHIP UNIT CERTIFICATE

Certificate No.

For () General Partnership Units

Issued to

Dated

From whom transferred

Dated 20

No. Original Certificate

No. Original Units

No. of Units Transferred

Received Certificate No.

For Units

this day of 20

No. () Units

MAGNA E-CAR SYSTEMS LIMITED PARTNERSHIP

This is to Certify that..

Is the registered holder of..General Partnership Units of

MAGNA E-CAR SYSTEMS LIMITED PARTNERSHIP

The units represented by this Certificate have preferences, rights, restrictions, conditions and limitations attached thereto as prescribed in the Limited Partnership Agreement and the Partnership will furnish to the holder, on demand and without charge, a full copy of the text of,

(i) the preferences, rights, restrictions, conditions and limitations attached to the said units, and

(ii) the authority of the Partners to fix the preferences, rights, restrictions, conditions and limitations of subsequent issuance, if applicable.

GENERAL PARTNERSHIP UNITS

RESTRICTIONS ON TRANSFER. There are restrictions on the right to transfer the units represented by this Certificate.

IN WITNESS WHEREOF the Partnership has caused this Certificate to be signed by two members of its Management Committee.

This.....................................day of ....20____

Member of Management Committee

Member of Management Committee

NO PAR VALUE

D&D 202

SCHEDULE E Limited Partnership Unit Certificate

PARTNERSHIP UNIT CERTIFICATE

Certificate No.	From whom transferred	Received Certificate No.
For () Limited Partnership Units		For Units
Issued to	Dated 20	this day of 20
	No. Original Certificate	
	No. Original Units	
Dated	No. of Units Transferred	

No. () Units

MAGNA E-CAR SYSTEMS LIMITED PARTNERSHIP

This is to Certify that...

Is the registered holder of.. Limited Partnership Units of

MAGNA E-CAR SYSTEMS LIMITED PARTNERSHIP

The units represented by this Certificate have preferences, rights, restrictions, conditions and limitations attached thereto as prescribed in the Limited Partnership Agreement and the Partnership will furnish to the holder, on demand and without charge, a full copy of the text of,

(i) the preferences, rights, restrictions, conditions and limitations attached to the said units, and
(ii) the authority of the Partners to fix the preferences, rights, restrictions, conditions and limitations of subsequent issuance, if applicable.

LIMITED PARTNERSHIP UNITS

RESTRICTIONS ON TRANSFER. There are restrictions on the right to transfer the units represented by this Certificate.

IN WITNESS WHEREOF the Partnership has caused this Certificate to be signed by two members of its Management Committee.

This..................................day of ....20____

Member of Management Committee

Member of Management Committee

NO PAR VALUE

D&D 203